HellerEhrman

September 12, 2006

06016904

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Attention Filer Support
Mail Stop 1-4

Ladies and Gentlemen:

SEC FILE NO. 82-3648

Re: Techtronic Industries Company Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Techtronic Industries Company Limited (the "Company"), S.E.C. File No. 82-3648, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's 2006 interim report;

(2) The Company's clarification announcement regarding announcement of results for the six months period ended June 30, 2006, dated August 25, 2006, published (in the English language) in The Standard and published (in the Chinese language) in Hong Kong Economic Times, both on August 28, 2006

(3) The Company's announcement of results for the six months period ended June 30, 2006, dated August 22, 2006, published (in the English language) in The Standard and published (in the Chinese language) in Hong Kong Economic Times, both on August 23, 2006;

dw 9/19

(4) The Company's announcement regarding appointment of executive director, dated May 22, 2006, published (in the English language) in South China Morning Post and published (in the Chinese language) in Hong Kong Economic Times, both on May 23, 2006;

(5) The Company's announcement regarding the poll results of the annual general meeting held on May 22, 2006, dated May 22, 2006, published (in the English language) in South China Morning Post and published (in the Chinese language) in Hong Kong Economic Times, both on May 23, 2006;

(6) The Company's form of proxy for use at the annual general meeting of the Company on May 22, 2006;

(7) The Company's circular regarding proposals involving grant of general mandates to repurchase shares and to issue new shares, re-election of directors, amendments to the Articles of Association and notice of annual general meeting, dated April 28, 2006; and

(8) The Exhibit A for a list of the information required to be made public, filed or distributed to shareholders under the Hong Kong Companies Ordinance and relevant requirements imposed by The Stock Exchange of Hong Kong Limited (the "HKSX") under the Rules Governing the Listing of Securities on the Main Board of the HKSX.

The part of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed and stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Techtronic Industries Company Limited

19056\0001\36sec.doc

The Standard

Monday, August 28, 2006

Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 669)

CLARIFICATION
ANNOUNCEMENT OF RESULTS
FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2006

The Board would like to advise certain information relating to earnings per share after inadvertent error in the calculation of the weighted average number of ordinary shares of the Company for the purpose of the 2006 Interim Results Announcement has been ratified.

Reference is made to the announcement of results dated 22 August 2006 (the "2006 Interim Results Announcement") and made by Techtronic Industries Company Limited (the "Company") for the six months period ended 30 June 2006.

The board of directors (the "Board") of the Company would like to advise certain information relating to earnings per share after inadvertent error in the calculation of the weighted average number of ordinary shares of the Company for the purpose of the 2006 Interim Results Announcement has been ratified. This information includes the following: (a) in the paragraph headed "Highlights", the earnings per share – basic (HK cents) for 2006 should be HK34.40 cents instead of HK34.33 cents, representing changes of +2.2% instead of +2.0%; (b) in the paragraph headed "Management's Discussion and Analysis", the basic earnings per share rose 2.2% to HK34.40 cents instead of 2.0% to HK34.33 cents; (c) in the paragraph headed "Result Analysis" under the heading of "Financial Review", the basic earnings per share were at HK34.40 cents instead of HK34.33 cents; (d) in the "Condensed Consolidated Income Statement (Unaudited) for the six months period ended 30 June 2006" under the paragraph headed "Results Summary", the earnings per share – basic for 2006 should be HK34.40 cents instead of HK34.33 cents (equivalent to US4.41 cents instead of US4.40 cents) and the earnings per share – diluted for 2006 should be HK32.94 cents instead of HK32.88 cents (equivalent to US4.22 cents (no change)); and (e) in note 5 to the "Notes to the Financial Statements (Unaudited)" under the heading of "Earnings per share", the weighted average number of ordinary shares for the purpose of basic earnings per share for the six months period eneded 30 June 2006 should be 1,463,993,084 instead of 1,467,109,781 and the weighted average number of ordinary shares for the purpose of diluted earnings per share for the six months period eneded 30 June 2006 should be 1,562,967,947 instead of 1,566,084,644.

By order of the Board
Techtronic Industries Company Limited
Chan Chi Chung
Company Secretary

Hong Kong, 25 August 2006

As at the date of this announcement, the Board of the Company comprises five group executive directors, namely Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), JP, Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill, one non-executive director, namely Mr. Vincent Ting Kau Cheung, and three independent non-executive directors, namely Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley, OBE and Mr. Manfred Kuhlmann.

Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

APPOINTMENT OF EXECUTIVE DIRECTOR

The Board of the Company announces Mr. Stephan Horst Pudwill has been appointed as an executive director of the Company with effect from 22nd May, 2006.

APPOINTMENT OF MR. STEPHAN H. PUDWILL AS EXECUTIVE DIRECTOR

The board of directors (the "Board") of Techtronic Industries Company Limited (the "Company") is pleased to announce the appointment of Mr. Stephan Horst Pudwill as an executive director of the Company with effect from 22nd May, 2006.

Mr. Stephan Pudwill, aged 29, obtained a Bachelor of Arts at the University of British Columbia in 2000. Prior to obtaining the Bachelor of Arts degree, he was a student at the School of Management at Boston University. In 2001, Mr. Stephan Pudwill started his career with DaimlerChrysler AG, a company listed on the New York, Frankfurt and Tokyo stock exchanges. He held cross-functional roles and responsibilities at both Chrysler Group in the US and DaimlerChrysler in Germany before assuming a position in the product marketing and strategic planning department at the DaimlerChrysler headquarters in Stuttgart in 2003 where he was charged with strategic planning regarding the Mercedes-Benz car group.

Mr. Stephan Pudwill left DaimlerChrysler AG and joined the Company in January 2004 and assumed the role as the director of Business Development. He is mainly responsible for managing, improving and monitoring internal operations and identifying synergistic business opportunities within the Company. He shall continue this role upon his appointment as an executive director of the Company. He presently serves on the board of directors for A&M Electric Tools GmbH, a company founded in Germany and was acquired by the Company in January 2005, which manufactures a complete and finely tuned generation of professional power tools.

Mr. Stephan Pudwill is not appointed for a specific term but will be subject to retirement by rotation and re-election in accordance with the Company's articles of association. Mr. Stephan Pudwill's service contract states that his remuneration shall be at the rate of HK$1,620,000 per annum, inclusive of basic salary and allowances. In addition to that, he will also be paid an annual bonus of HK$150,000.

Mr. Horst Julius Pudwill, the Chairman and Chief Executive Officer and substantial shareholder of the Company, is the father of Mr. Stephan Pudwill. Save as disclosed above, Mr. Stephan Pudwill does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company, nor does he hold any other position with the Company or any of its subsidiaries.

As at the date of this announcement, Mr. Stephan Pudwill is a beneficial owner of 4,054,500 shares in the Company. In addition, 100,000 share options were granted to Mr. Stephan Pudwill on 1st March, 2004. Other than these shares and options, Mr. Stephan Pudwill does not have any other interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save for the information disclosed above, Mr. Stephan Pudwill has indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

The Board and Mr. Stephan Pudwill are not aware of any other matters that need to be brought to the attention of shareholders of the Company in relation to his appointment as director of the Company.

The Company would like to welcome Mr. Stephan Pudwill in joining the Board and believes that his experience in business development and corporate strategy as a whole will be beneficial to the Group.

By Order of the Board
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 22nd May, 2006

As at the date of this announcement, the Board comprises five Group Executive Directors, namely Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill, one Non-Executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-Executive Directors, namely, Mr. Christopher Patrick Langley, Mr. Joel Arthur Schleicher and Mr. Manfred Kuhlmann.

Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

ANNUAL GENERAL MEETING HELD ON 22ND MAY 2006 POLL RESULTS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the "AGM") of Techtronic Industries Company Limited (the "Company") held at Harbour Room, 3rd Floor, The Ritz-Carlton, Hong Kong, 3 Connaught Road Central, Hong Kong on 22nd May, 2006 were as follows:–

RESOLUTIONS PROPOSED AT THE AGM		NO. OF SHARES (%)	
		FOR	AGAINST
1.	To receive the Accounts and the Reports of the Directors and Auditors.	833,354,552 (99.76%)	2,040,500 (0.24%)
2.	To declare a final dividend of HK12.60 cents per share for the year ended 31st December, 2005.	685,972,256 (83.36%)	136,951,557 (16.64%)
3. (a)	To re-elect Mr. Patrick Kin Wah Chan as Group Executive Director.	681,438,022 (82.11%)	148,479,813 (17.89%)
(b)	To re-elect Mr. Frank Chi Chung Chan as Group Executive Director.	681,438,022 (82.11%)	148,479,813 (17.89%)
(c)	To re-elect Mr. Joel Arthur Schleicher as Independent Non-executive Director.	681,438,022 (82.11%)	148,479,813 (17.89%)
(d)	To authorise the Directors to fix their remuneration for the year ending 31st December, 2006.	680,147,542 (81.95%)	149,770,293 (18.05%)
4.	To re-appoint Deloitte Touche Tohmatsu as Auditors of the Company and authorise the Directors to fix their remuneration.	851,697,115 (99.76%)	2,040,500 (0.24%)
5.	To approve the general mandate to the Directors to allot, issue and deal with additional shares not exceeding (i) in the case of an allotment and issue of shares for cash, 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the resolution and (ii) in the case of an allotment and issue of shares for a consideration other than cash, 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the resolution (less any shares allotted and issued pursuant to (i) above).	548,180,474 (71.05%)	223,410,861 (28.95%)
6.	To approve the general mandate to the Directors to repurchase shares not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the resolution.	853,181,115 (99.93%)	556,500 (0.07%)
7.	To authorise the Directors to allot and issue additional shares equal to the number of shares repurchased by the Company pursuant to Resolution no. 6 above.	790,816,473 (92.56%)	63,591,642 (7.44%)
8.	To approve the amendments to the Articles of Association of the Company.	834,864,623 (97.87%)	18,131,992 (2.13%)

As more than 50% of the votes were cast in favour of resolutions 1 to 7, the resolutions were duly passed as ordinary resolutions. Furthermore, as more than 75% of the votes were cast in favour of resolution 8, the resolution was duly passed as a special resolution.

As at the date of the AGM, the issued share capital of the Company was 1,465,151,652 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. At the AGM, poll voting was demanded by the Chairman for voting on all proposed resolutions. There were no restrictions on the shareholders of the Company casting votes on any of the resolutions proposed at the AGM.

Deloitte Touche Tohmatsu acted as scrutineers for the poll at the AGM.

No parties have stated any intention in the circular of the Company dated 28th April, 2006 that it would vote against or abstain from voting on any of the resolutions proposed at the AGM.

As at the date of this announcement, the Board comprises five Group Executive Directors, namely Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung (Managing Director), Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Stephan Horst Pudwill, one Non-executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-executive Directors, namely, Mr. Christopher Patrick Langley, Mr. Joel Arthur Schleicher and Mr. Manfred Kuhlmann.

By Order of the Board
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

Hong Kong, 22nd May, 2006

Exhibit A

Techtronic Industries Company Limited (the "Company")

Disclosure/Reporting Requirements pursuant to the Hong Kong Companies Ordinance (Cap. 32) (the "CO")

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
1. Forming an incorporated company in Hong Kong The following documents must be delivered to the Registrar of Companies (the "**Registrar**") :		
(a) The memorandum and the articles	Upon submission of application for establishing the Company.	Section 15, Part I of the CO
(b) Notification of situation of registered office	Within 14 days after the date of incorporation, notification of the situation of the registered office shall be given in the specified form to the Registrar.	Section 92(2), Part IV of the CO
(c) Return of allotment	Within 1 month from the date of allotment, the Company shall deliver to the Registrar for registration a return of allotment in the specified form stating the number and nominal amount of the shares comprised in the allotment, the names and addresses of the allottees, and the amount, if any, paid or payable on each share.	Section 45(1), Part II of the CO
(d) Notification of first directors	Within 14 days from the date of appointment of a person as the first directors of the Company, the Company shall send to the Registrar a notification in a specified form containing all such	Section 158(4)(a), Part IV of the CO

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE		TIMEFRAME	AUTHORITY
		particulars with respect to that person.	
(e)	Consent to act as director	On first appointment of a person as director of the Company, the Company shall send with the relevant return or notification, a statement in the specified form, signed by such person and that he has accepted his appointment as such director and that he has attained the age of 18 years.	Section 158(5), Part IV of the CO
2.	Alternation of articles	The Company may by special resolution alter or add to its articles, and, therefor, the Company shall within 15 days after the alternation deliver to the Registrar a printed copy of its articles as altered and certified as correct by an officer of the Company.	Section 13, Part I of the CO
3.	Change in the corporate name of the Company	Within 15 days after the passing of the resolution, give notice in the specified form of the change of its name to the Registrar	Section 22(1A), Part I of the CO
4.	Change of situation of registered office	Within 14 days after the date of change, notification of the situation of the registered office shall be given in the specified form to the Registrar.	Section 92(2), Part IV of the CO
5.	Change of particulars of secretary and director	Within 14 days from the occurrence of any change in the Company's directors or secretary or in any of the particulars contained in the register, the Company shall send to the Registrar a notification in the specified form of the change and of the date on which it occurred.	Section 158(4)(b), Part IV of the CO

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
6.	Change of secretary and director (appointment/cessation)	Within 14 days from the appointment of a person a director or secretary of the Company, the Company shall send to the Registrar a notification in the specified form containing all such particulars with respect to that person.	Section 158(4A), Part IV of the CO
7.	Annual Return	Within 42 days after the anniversary of the date of annual general meeting ("**AGM**") or within 42 days after the date of written resolution passed in lieu of the AGM., the Company shall forthwith forward to the Registrar a copy of the annual return signed by a director or the sectary of the Company.	Section 109(1), Part IV of the CO
8.	Increase of capital	Within 15 days from the effective date on which the Company is authorized, by passing of the resolution, to increase its share capital, the Company shall give to the Registrar notice of the increase of capital.	Sections 55(1) and 55(1A), Part II of the CO
9.	Reduction of capital	Subject to court approval, the Registrar shall register a copy of the court order and a minute approved by the court showing the share capital of the company, as altered by the order.	Section 61(1), Part II of the CO
10.	Consolidation of share capital, conversion of shares into stock, etc.	Within 1 month after the Company having a share capital being (i) consolidated and divided its share capital into shares of larger amount than its existing shares; or (ii) converted shares into stock; or (iii) re-converted stock into shares; or (iv)	Section 54(1), Part II of the CO

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
		subdivided its shares; or (v) redeemed any redeemable preference shares; or (vi) cancelled any shares, the Company shall give notice to the Registrar in specified form specifying the shares consolidated, divided, converted, subdivided, redeemed or cancelled.	
11.	Purchase of own shares	Within the period of 14 days beginning with the date on which any share purchased by the Company are delivered to it, the Company shall deliver to the Registrar for registration a return in specified form stating each class of shares being purchased and the number and nominal value of the shared and the date on which they were delivered to the Company.	Section 49G(1), Part II of the CO
12.	Appointment of receiver or manager, or of mortgagee taking possession, etc	Within 7 days after appointment of a receiver of manager of the property of the Company or entering into possession of the property of the Company, the person making such appointment shall give notice of that fact to the Registrar.	Section 87(1), Part III of the CO
13.	Certified copies of balance sheet, profit and loss account, group accounts if any, directors' report, and auditors' report of the Company,	To be received by members of the Company not less than 21 days before the date of the Company's annual general meetings, which should be held by the Company at least once every calendar year and at intervals not more than 15 months; provided that so long as that the Company	Sections 19G, Part I, and Sections 111 and 141CA – 141CH, Part IV of the CO

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
	holds its first general meeting within 18 months of its incorporation.	
14. Public offering in Hong Kong of securities - a dated prospectus containing inter alia the following particulars must be delivered to the Registrar for registration: (a) constitutional document(s) of the company, (b) the statutory provisions under which the incorporation of the company was effected, (c) Address where the documents referred to in (a) and (b) can be inspected, (d) the date and place of incorporation of the company, and (e) the address of the company's principal place of business in Hong Kong (if applicable).	Prior to the publication, circulation or distribution of the prospectus.	Section 342/342C, Part XII of the CO

Disclosure/Reporting Requirements pursuant to the Stock Exchange Listing Rules (the "Listing Rules")

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
15. Information relating to the company and its subsidiaries, if any, which: (a) is necessary to enable the Stock Exchange of Hong Kong Limited (the "Exchange") and the public to evaluate the company and its subsidiaries, if any, (b) is necessary to avoid the establishment of a false market in the company's securities, and (c) could reasonably be expected to have a material effect on market activity in and the price of the company's securities.	Inform the Exchange and the holders of the listed debt securities as soon as reasonably practicable.	Paragraph 2(1), Part C, Appendix 7 of the Listing Rules
16. Notifiable transactions in the following categories: (a) Reverse takeover, (b) very substantial acquisitions, (c) very substantial disposals, (d) share transactions, (e) major transactions, (f) discloseable transactions, or (g) connected transactions.	The company must (i) inform the Exchange as soon as possible after the terms of a transaction have been agreed; (ii) deliver a draft announcement in English for the Exchange's comments; (iii) deliver revised notice to the Exchange and cause it to be published in newspapers on the next business day; and (iv) for disclosable transactions, unless otherwise directed by the Exchange, send to shareholders a circular in English and Chinese within 21 days of the publication of the announcement.	Chapters 13, 14 and 14A of the Listing Rules.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
17.	Issuance of new securities or purchase by the company of its listed securities resulting in a change in the terms of conversion of any of its convertible securities or in the terms of exercise of any of its options, warrants or similar rights.	Announcement published prior to the new issuance or, if prior notice is impracticable, as soon as possible thereafter.	Section 13.27, Chapter 13 of the Listing Rules.
18.	Closure of transfer books or register of members in respect of securities listed in Hong Kong.	Notify the Exchange in writing and publish in the newspapers a notice of closure at least 14 days prior to such closure.	Section 13.66, Chapter 13 of the Listing Rules.
19.	Annual General Meeting ("AGM").	Notice must be published on at least one business day.	Section 13.37, Chapter 13 of the Listing Rules.
20.	Meeting of holders of listed securities, including AGM and special meetings of shareholders.	Proxy forms shall be sent with the notice convening such meeting to all persons entitled to vote thereat. Proxy forms must be submitted for publication on the Exchange's Website as well.	Section 13.38, Chapter 13 of the Listing Rules.
21.	Issuance of securities for cash under the authority of a general mandate granted to the directors by the shareholders in general meeting.	Notice must be published on the next business day following the date on which the directors approve of the issuance.	Section 13.28, Chapter 13 of the Listing Rules.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
22.	Either (i) annual report including annual accounts or group accounts together with a copy of the auditor's report thereon or (ii) a summary of financial report.	Distribute to members and other holders of the company's listed securities, other than bearer securities, not less than 21 days before the date of the Annual General Meeting, but not later than 4 months after the end of the financial year; and Forward hard copies of prescribed quantity to the Exchange at the same time they are dispatched to holders of the Company's listed securities with registered address in Hong Kong.	Sections 13.46 and 13.54, Chapter 13 of the Listing Rules.
23.	Either (i) interim report or (ii) a summary of interim report	Either send to any member of the issuer and every holder of its listed securities (not being bearer securities) not later than 3 months after financial period; and Forward hard copies of prescribed quantity to the Exchange at the same time they are dispatched to holders of the Company's listed securities with registered address in Hong Kong.	Sections 13.48 and 13.54, Chapter 13 of the Listing Rules.
24.	Preliminary announcements of results – Full Financial Year	Publish press announcement of information, the next business day after board approval, but not later than 4 months after the end of the financial year; and Supply the Exchange immediately on publication with the names of the relevant newspapers and the date of publication.	Section 13.49, Chapter 13 of the Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
25. Preliminary announcements of results – First Half of the Financial Year	Publish press announcement of information, the next business day after board approval, but not later than 3 months after the end of the financial period; and Supply the Exchange immediately on publication with the names of the relevant newspapers and the date of publication.	Section 13.49, Chapter 13 of the Listing Rules.
26. Board meeting in respect of declaration, recommendation or payment of a dividend or announcement of the profits or losses.	Inform the Exchange at least 7 clear business days in advance of the date fixed for any board meeting.	Section 13.43, Chapter 13 of the Listing Rules.
27. Approval by or on behalf of the board of directors of: (a) any decision to declare, recommend or pay any dividend or to make any other distribution on its listed securities and the rate and amount thereof, (b) any decision not to declare, recommend or pay a dividend or distribution where such would otherwise have been expected in due course, (c) any preliminary announcement of profits or losses for any year, half year or other period, (d) any proposed change in the capital structure, including any redemption of its listed securities, and (e) any decision to change the general character or nature of the business of the company or group.	Inform the Exchange immediately after the board meetings.	Section 13.45, Chapter 13 of the Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
28. Decision made in regard to: (a) any proposed alteration of the issuer's memorandum of association, bye-laws or equivalent documents, (b) any changes in its directorate or supervisory committee, (c) any change in the rights attaching to any class of listed securities and any change in the rights attaching to any shares into which any listed debt securities are convertible or exchangeable, (d) any change in its auditors or financial year end, the reason(s) for the change and any other matters that need to be brought to the attention of holders of securities of the company, and (e) any change in its secretary or registered office or registered place of business in Hong Kong or where applicable, agent for the service of process in Hong Kong or registered office or registered place of business in Hong Kong.	Inform the Exchange immediately and publish an announcement in the newspapers as soon as practicable.	Section 13.51, Chapter 13 of the Listing Rules.
29. Basis of allotment of securities offered to the public for subscription or sale or an open offer and the result of any rights issue and, if applicable, the basis of any acceptance of excess applications.	Inform the Exchange not later than the morning of the next business day after the allotment letters or other relevant documents of title are posted.	Section 13.30, Chapter 13 of the Listing Rules.
30. Purchase, sale, drawing or redemption by the company or any member of the group of its listed securities, whether effected on the Exchange or otherwise.	Inform the Exchange as soon as possible after the event.	Section 13.31, Chapter 13 of the Listing Rules.

EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
31. (a) Winding up or liquidation, appointment of receiver/ manager, presentation of petition, adoption of resolution to wind up, etc., or (b) entry into possession or sale by mortgagee, or the making of any final judgment, declaration or order which may adversely affect more than 15% of the consolidated net tangible assets of the group.	Inform the Exchange as soon as the same shall come to the attention of the company.	Section 13.25, Chapter 13 of the Listing Rules.
32. Primary listing is or is to be on the Exchange and the company becomes aware that the number of listed securities which are in the hands of the public has fallen below the relevant prescribed minimum percentage; and if any part of the securities of the company or any of its subsidiaries becomes listed or dealt in on any other stock exchange.	Inform the Exchange immediately.	Section 13.32, Chapter 13 of the Listing Rules.

Disclosure/Reporting Requirements pursuant to the Securities and Futures Ordinance (Cap. 571) (the "SFO")

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
33.	Any person, including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement, interested or ceasing to be interested in 5% of the nominal value of share capital of the Company.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
34.	Any person, including spouse, minor child, corporations controlled by him and persons acquiring shares pursuant to agreement, having a notifiable interest immediately after the relevant time when there is a reduction in the current 5% threshold made by regulations.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
35.	Any person, including spouse, minor child, corporations controlled by him and persons having short positions in shares pursuant to agreement, interested or ceasing to be interested in short positions in shares comprised in the relevant share capital of the Company of not less than 1%.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other, within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.

	EVENT REQUIRING PUBLIC FILING OR DISCLOSURE	TIMEFRAME	AUTHORITY
36.	Any person, including spouse, minor child, corporations controlled by him and persons having short positions in shares pursuant to agreement, having short positions in shares comprised in the relevant share capital of the Company at the time there is a reduction in the current 1% threshold made by regulations, has duty.	Notify the Exchange and the company at the same time or, if not practicable to do so, one immediately after the other, within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 2-4, Part XV of the SFO.
37.	Director or chief executive of the company, including spouse and minor child, interested or ceasing to be interested in shares or debentures of the Company or any associated company of the Company.	Notify the Exchange and the company at the same time or, if it is not practicable to do so, one immediately after the other, within 3 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 7-9, Part XV of the SFO.
38.	Director or chief executive of the company, including spouse and minor child, interested or ceasing to have any interest in shares in or debentures of, or short position in shares in the Company or any associated company of the Company.	Notify the Exchange and the company at the same time or, if it is not practicable to do so, one immediately after the other, within 10 business days after the day on which the relevant event arises or the day on which the occurrence of the relevant event comes to his knowledge.	Divisions 7-9, Part XV of the SFO.
39.	Whenever the Company receives information from a person given in pursuant to the SFO, the Company is under a duty to record in the Register of Interests in Shares and Short Positions against the person's name, the information received and the date of entry and make them available for public inspection.	Within 3 days following the day on which the duty arises.	Divisions 6 and 9, Part XV of the SFO.

Techtronic Industries Co. Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock Code : 669)

Form of Proxy

Form of proxy for use at the Annual General Meeting of the Company on 22nd May, 2006 and at any adjournment thereof

I/We[1] ....
of ....,
being the registered holder(s) of[2] ....
shares of HK$0.10 each in the capital of Techtronic Industries Co. Ltd. (the "Company"), ...
HEREBY APPOINT[3] the Chairman of the meeting or[3] ....
of ....,
as my/our proxy to act for me/us and on my/our behalf at the Annual General Meeting (or at any adjournment thereof) of the Company to be held at Harbour Room, 3rd Floor, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong, on 22nd May, 2006 at 9:30 a.m., for the purpose of considering and, if thought fit, passing, with or without amendments, the resolutions as set out in the notice convening the said meeting and at such meeting (or at any adjournment thereof) to vote for me/us in my/our name(s) in respect of the said resolutions as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit.

	Ordinary Resolutions	For[4]	Against[4]
1.	To receive and consider the audited Statement of Accounts and the reports of the Directors and the Auditors of the Company for the year ended 31st December, 2005.		
2.	To declare a final dividend of HK12.60 cents per share for the year ended 31st December, 2005.		
3.	(a) To re-elect Mr Patrick Kin Wah Chan as Group Executive Director.		
	(b) To re-elect Mr Frank Chi Chung Chan as Group Executive Director.		
	(c) To re-elect Mr Joel Arthur Schleicher as Independent Non-executive Director.		
	(d) To authorise the Directors to fix their remuneration for the year ending 31st December, 2006.		
4.	To re-appoint Deloitte Touche Tohmatsu as Auditors of the Company and authorise the Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to allot, issue and deal with additional shares not exceeding (i) in the case of an allotment and issue of shares for cash, 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the resolution and (ii) in the case of an allotment and issue of shares for a consideration other than cash, 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the resolution (less any shares alloted and issued pursuant to (i) above).*		
6.	To grant a general mandate to the Directors to repurchase shares not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the resolution.*		
7.	Conditional on the passing of Resolution nos.5 and 6, to grant a general mandate to the Directors to add the shares repurchased pursuant to Resolution no.6 to the amount of issued share capital of the Company which may be allotted pursuant to Resolution no.5.*		
	Special Resolutions	**For[4]**	**Against[4]**
8.	To amend the Articles of Association of the Company.*		

* *The full text of the Resolutions is set out in the notice of Annual General Meeting which is included in the circular of the Company to be despatched to the members of the Company on or about 28th April, 2006.*

Date: .... Signature[5]: ....

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS.**
2. Please insert the number of shares in which the proxy relates registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the meeting is preferred, strike out the words "the Chairman of the meeting or" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK IN THE BOX MARKED "AGAINST".** Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. You are requested to lodge this form of proxy, together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, at the registered office of the Company at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong not less than 48 hours before the time appointed for the holding of the meeting (or any adjournment thereof).
7. In the case of joint holders of any share, any one of such persons may vote at the said meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders are present at the said meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.
8. A proxy need not be a member of the Company but must attend the meeting in person to represent you. Completion and return of the form of proxy will not preclude you from attending and voting at the said meeting if you so wish.

創科實業有限公司
(於香港註冊成立之有限公司)
(股份代號:669)

代表委任表格
本公司訂於二零零六年五月二十二日舉行之股東週年大會及其任何續會適用之代表委任表格

本人／吾等[附註1] ....
地址為 ....
為創科實業有限公司(「本公司」)股本中每股面值0.10港元股份[附註2] .... 股
之登記持有人,**茲委任**[附註3]大會主席或[附註3] ....
地址為 ....
為本人／吾等之代表,代表本人／吾等出席本公司訂於二零零六年五月二十二日上午九時三十分假座香港干諾道中3號香港麗嘉酒店3樓海景廳舉行之股東週年大會或其任何續會,藉以考慮並酌情通過(不論有否修訂)召開上述大會通告內所載之決議案,並於該大會或其任何續會上代表本人／吾等以本人／吾等之名義按以下指示對上述決議案進行投票;如無作出指示,則由本人／吾等之代表自行酌情投票。

	普通決議案	**贊成**[附註4]	**反對**[附註4]
1.	省覽截至二零零五年十二月三十一日止年度本公司經審核賬目與董事會及核數師報告書。		
2.	宣派截至二零零五年十二月三十一日止年度末期股息每股12.60港仙。		
3.	(a) 重選陳建華先生為集團執行董事。		
	(b) 重選陳志聰先生為集團執行董事。		
	(c) 重選Joel Arthur Schleicher先生為獨立非執行董事。		
	(d) 授權董事釐訂截至二零零六年十二月三十一日止年度董事酬金。		
4.	續聘德勤•關黃陳方會計師行為本公司核數師並授權董事釐訂其酬金。		
5.	授予董事一般授權以配發、發行及處理額外股份,(i)倘屬配發及發行股份以換取現金,其數額以不超過決議案日期本公司已發行股本面值總額之10%為限;及(ii)倘屬配發及發行股份以換取現金以外代價,則其數額以不超過決議案日期本公司已發行股本面值總額(減根據上文(i)項配發及發行之任何股份)之20%為限。*		
6.	授予董事一般授權以購回不超過決議案日期本公司已發行股本面值總額10%之股份。*		
7.	待第5及6項決議案獲通過後,授予董事一般授權將根據第6項決議案所購回股份加入根據第5項決議案可能配發之本公司已發行股本數額內。*		
	特別決議案	**贊成**[附註4]	**反對**[附註4]
8.	修訂本公司之公司章程細則。*		

* *決議案全文載入本公司於二零零六年四月二十八日或前後寄發予本公司股東之通函內之股東週年大會通告。*

日期:二零零六年 ....月 .... 日　簽署[附註5]: ....

附註:

1. 請用**正楷**填上全名及地址。
2. 請填上本代表委任表格所代表以 閣下名義登記之股份數目。倘無填上股數,則本代表委任表格將視為代表所有以 閣下名義登記之本公司股份。
3. 如擬委任大會主席以外之人士為代表,請將「大會主席或」字樣刪去,並在空欄填上所擬委任代表之姓名及地址。**本代表委任表格之每項更改,均需由簽署人簡簽示可。**
4. **重要提示: 閣下如欲投票贊成決議案,請在「贊成」欄內加上「✓」號。 閣下如欲投票反對決議案,請在「反對」欄內加上「✓」號。** 如無在欄內加上任何「✓」號,則 閣下之受委代表有權自行酌情投票。對大會通告所載以外但正式提呈大會之任何決議案, 閣下之受委代表亦有權自行酌情投票。
5. 本代表委任表格必須由 閣下或 閣下以書面正式授權之代理人簽署;如股東為法人團體,則必須加蓋公司印鑑或由公司負責人或獲正式授權之代理人簽署。
6. 本代表委任表格連同簽署表格之授權書(如有)或其他授權文件(如有)或由公證人簽署證明之授權書或授權文件副本,最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之註冊辦事處,地址為香港新界荃灣青山道388號中國染廠大廈24樓,方為有效。
7. 如屬任何股份之聯名持有人,任何一名該等人士均可於會上親身或由受委代表就該等股份投票,猶如彼為唯一有權投票者;如有一名以上之聯名持有人親身或由受委代表出席大會,則上述出席大會人士當中只有在股東名冊內就該等股份排名於首位者,方有權就該等股份投票。
8. 受委代表毋須為本公司股東,惟必須親身代表 閣下出席大會。填妥及交回本代表委任表格後, 閣下仍可依願親身出席上述大會,並於會上投票。

Techtronic Industries



INNOVATION
EXECUTION

Interim Report 2006

Stock Code: 669

Corporate Profile

Techtronic Industries Co. Ltd. ("TTI" or "the Group") is a market and innovation leader in power equipment products, floor care appliances, laser and electronic products. We have a powerful portfolio of trusted brands, recognized for setting new standards in innovative design, technical advancements, marketing concepts and speed-to-market. Our portfolio of global brands include Milwaukee®, AEG®, Ryobi® and Homelite® for power equipment products, Royal®, Dirt Devil®, Regina® and Vax® for floor care appliances.

TTI products are marketed through home centers, major retailers, full-line tool distributors and other channels in North America, Europe and other select markets. TTI is also the preferred partner of leading OEM brands and private label retail brands in North America and Europe.

Headquartered in Hong Kong, the Group recorded sales of HK$22.36 billion in 2005, a collective achievement of its over 23,000 staff worldwide.

Contents

FINANCIAL HIGHLIGHTS

For the six months period ended 30th June, 2006		**2006** HK$ m		2005 HK$ m	**2006** US$ m	2005 US$ m	Changes %
Results							
Turnover		**10,737**		10,217	**1,377**	1,310	+5.1
EBITDA		**1,010**		939	**130**	120	+7.6
Profit attributable to equity holders of the parent		**504**		456	**65**	59	+10.4
Basic earnings per share (HK / US cents)		**34.40**		33.65	**4.41**	4.31	+2.2
Interim dividend per share (HK / US cents)		**6.50**		6.00	**0.83**	0.77	+8.3
Financial Position							
Equity attributable to equity holders of the parent		**6,503**		6,112*	**834**	784*	+6.4
Net book value per share (HK$ / US$)		**4.44**		4.18*	**0.57**	0.54*	+6.2
Turnover by Principal Activity							
Power Equipment Products	**8,756**	**82%**	7,889	78%	**1,123**	1,011	+11.0
Floor Care Appliances	**1,822**	**17%**	1,980	19%	**234**	254	-8.0
Laser and Electronic Products	**159**	**1%**	348	3%	**20**	45	-54.4
Turnover by Geographical Market Location							
North America	**7,856**	**73%**	7,616	74%	**1,007**	976	+3.2
Europe and other countries	**2,881**	**27%**	2,601	26%	**370**	334	+10.7

* *as at 31st December, 2005*

MANAGEMENT'S DISCUSSION AND ANALYSIS

Highlights

- Record first half turnover and profits
- Power Equipment brands delivered double digit growth
- Efficiency gains from ongoing integration of operations

The Group's leading brands continued to drive growth, expand global reach and penetrate new markets, which contributed to the solid performance in the first six months of 2006. Profit attributable to equity holders of the parent for the period was HK$504 million, representing a year-on-year growth of 10.4%, accomplished through innovative new products and aggressive cost reduction programs. Basic earnings per share rose 2.2% to HK34.40 cents. The Directors declare an interim dividend of HK6.50 cents, as compared with HK6.00 cents at the interim of 2005.

Total Group turnover was HK$10,737 million, representing an increase of 5.1% over the same period of 2005, led by the robust performance of the Power Equipment Products. Innovation continued to play an important role in our growth, performance and profitability. By leveraging our R&D investments through efficient centers of competencies, we produced new innovative products that fueled the growth of our businesses during the period.

The period under review saw the continued integration of the Milwaukee/AEG operations, consolidating the growth platform for long-term business opportunities. We have successfully transferred some products to our facilities in China ensuring a smooth relocation while maintaining best product quality. Our key strategy of matching a passion for innovation with efficiency improvements offset material price pressures during the period and provided the operational agility to meet the challenges of a tightening supply chain. Positively, the Group reduced June ending inventories by HK$176 million versus prior year June.

Business Review

Power Equipment Products

The Power Equipment Products division achieved strong growth of 11.0% over the same period of 2005 to HK$8,756 million, accounting for 81.6% of Group turnover. Our leading brands achieved double digit turnover growth in aggregate with margin improvement through numerous new product introductions, marketing programs, and maintaining strong interactive relationships with our customers. We continued to work closely with major customers to focus on delivering efficiency gains in the supply chain and inventory management, improving speed to market and eliminating non-value added activities.

In power tools, Milwaukee® contributed excellent growth in the United States and Europe with the expanded V28™ lithium-ion battery line of power tools, capturing additional share in the cordless market. Milwaukee® also expanded its range of heavy duty power tools with a new line of quality pneumatic tools introduced in the first quarter of 2006. AEG® delivered positive gains in turnover growth and profitability through operational improvements and a new range of cordless tools.

The Ryobi® branded One + System™ expanded its base of loyal end users for its unique 18-volt cordless platform. In the United States, we established a new kiosk merchandiser, designed to tell the One +™ story to end users by creating a permanent end cap display which also ensures a constant flow of products on display and readily available inventory to boost retail sell through. During late 2005, we introduced the One + System™ to Europe where this product line was viewed as a major innovation in the industry and is now delivering solid results in leading high volume home centers.

RIDGID® has steadfastly broadened its line for professionals and the RIDGID® Lifetime Service Agreement (LSA) is one example of a market solution that is gaining trade industry recognition and appreciation. RIDGID® also responded to a market need for a longer running 18-volt NiCd battery by introducing the powerful 2.5 Amp 18-volt battery and combo kits with initial sales surpassing expectations.

The Group also extended its strategic alliance with Sears Holdings to develop and manufacture Craftsman® line of products to 2010. We were presented the supplier award, 2005 "Partners in Progress", from Sears highlighting our product innovations in cordless portable tools, corded drills and bench-top products.

In the Outdoor Power Equipment division, we have expanded the business with new products including high-pressure washers, trimmer/edger combos, gas chain saws and trimmer attachments. Weather related factors resulted in slower than expected demand in the large markets of North America and Europe. We continued to drive improvements in our manufacturing operations and maintained excellent fill rates to our customers during the high seasonal period.

Floor Care Appliances

The Floor Care Appliances division experienced an 8.0% decrease in turnover to HK$1,822 million, accounting for 17.0% of Group turnover. As discussed in our 2005 annual report, we anticipated the transition of the OEM business would continue through 2006, which is a result of our strategy to increase our branded business. On top of the lower sales volume, margins were also affected by material cost pressures and manufacturing consolidations, which have been restructured to provide the platform for future cost efficient growth.

Competition in the North American market remains keen as pricing pressure continues. During the first half, Dirt Devil® branded products gained or held share in their key product categories and importantly, increased average selling prices. This was accomplished with the introduction of a range of new products including the innovative D2 Dual-Cyclonic Reaction™ vacuum that gained broad distribution and was supported by an aggressive consumer advertising campaign. In addition, Sears Holdings presented us with the 2005 "Partners in Progress" supplier award for our ongoing commitment and partnership in driving the Sears floor care business forward.

The Vax® line of floor care products consolidated its number two position in the UK delivering robust top line and market share growth in a contracting market. The growth was driven by new listings and product launches with existing customers plus business expansion with new customers. During the period under review, over 15 new products, including several carpet washers with pre-treatment functionality and hand vacs, were introduced to the market aided by strong marketing and promotions.

Laser and Electronic Products

The Laser and Electronic Products division saw a decline of 54.4% in turnover to HK$159 million, accounting for 1.5% of Group turnover. We were still seeing a slowdown in the laser measurement and solar light markets due to increased market saturation. The introduction of new ODM products in infant care and relentless operational initiatives helped partially offset the negative impact of the laser products segment. Margin for the division was negatively affected due to lower operating leverage despite gains from our continuous efforts to improve operational efficiency.

Outlook

The Group is excited about the potential for growth going forward. We are, once again, poised to introduce an array of innovative new products in all product categories. The aggressive expansion in lithium-ion power tools is one example of the powerful combination that innovation and execution play in creating market leadership opportunities. The expected strength and expanded reach of the AEG and Milwaukee distribution network will continue to add valuable new avenues for our product lines. In addition, our vigorous efforts in maximizing operational efficiencies across all company functions should deliver margin growth and competitive advantages.

The Power Equipment Products division will continue to lead the growth with key product launches in the lithium-ion power tools. We believe our lithium-ion chemistry represents the superior lithium-ion solution for power tools. In addition to the Milwaukee® V28™ success, we are expanding the lithium-ion platform to deliver the most comprehensive range of lithium-ion power tools in the industry. These expansions include: 1) the Milwaukee® V18™ line of heavy duty 18-volt lithium-ion power tools, 2) the RIDGID® XLi™ 24-volt line of lithium-ion power tools and 3) the RIDGID® Max Select™ system of dual-voltage (can use either the 18-volt NiCd or the 24-volt lithium-ion batteries) cordless power tools. We are bringing more "firsts" to the power tool industry, setting the industry standard for cordless performance and providing TTI a powerful growth platform going forward.

As for our consumer line, we are adding nine products for the large and expanding end user base that has established the One + System™ as their power tool platform. New products included a stapler, hand planer and laser jig saw, bringing the total number of products to over 30. The strong performance of One + System™ is expected to continue with the kiosk program and new product rollouts. The One + System™ successfully distinguishes itself from the competition by its single battery interface platform and immense range of products. The wide acceptance of the One + System™ in Europe and the UK also bodes well for future growth.

In the Outdoor Power Equipment division, our product categories of chains saws, pressure washers and blowers will drive the second half of 2006. We are launching a new chain saw under Ryobi® and expect continued success with the recently launched Homelite® chain saw. In addition, we are also introducing a new pressure washer, which further expands our range with the new pressure washers offered in the first half of the year.

In the Floor Care Appliances division, our major brands , Dirt Devil® and Vax® will continue to deliver a steady flow of innovative products that meet consumer needs. Dirt Devil® in North America will strengthen its position in the portable hand vacuum category by launching a high performance cordless hand vac, KONE™, that is a creative collaboration with designer Karim Rashid. Thanks to the simplicity of design, we expect KONE™ to have wide appeal. We are also excited about an innovative Dirt Devil® product launching in Germany, the first hygienic vacuum cleaner with an "antiinfective filter system", which stops and reduces bacterial growth and unpleasant odors. This break-through product range will benefit from the simultaneous marketing introduction of the Melitta Swirl® antiinfective vacuum bags. On the OEM/ODM side, we expect to reverse the sales decline as we have established several new partnerships and also expanded our partnership with Sears to produce the Kenmore® line of upright vacuum cleaners, that will positively impact 2007 and beyond.

The Laser and Electronic Products division expects a challenging second half due to the keen competitive environment as discussed earlier. Ongoing new development projects for our ODM customers and the Group's brands should begin to positively impact 2007. We expect the laser level business will begin to return to a more normal ordering pattern after 2006.

We are confident of being able to deliver a strong performance in the second half of 2006. Our product platform no change in power tools have the potential for truly significant growth. The synergies across all product lines are producing valuable cost efficiencies that enable our brands to sustain competitive advantages in our important markets. We remain committed to being first in innovation; to delivering the unique products that end users need today; and building strong partnerships with our customers. In addition, as we expand our global distribution and reach, we positively shift our business base, reducing reliance on any one market for sustainability and growth, while ensuring enhanced performance to all served customers and markets. There are tremendous opportunities going forward and, most importantly, we are ready to perform.

FINANCIAL REVIEW

Result Analysis

Turnover for the period under review amounted to HK$10,737 million, an increase of 5.1% as compared to same period last year. Profit attributable to equity holders of the parent increased by 10.4% to HK$504 million, with margin slightly improved to 4.7% from 4.5% reported last year. Basic earnings per share were at HK34.40 cents as compared to HK33.65 cents reported last year, after having accounted for the placement of 96 million new shares on the 8th September, 2005.

Gross margin continued to improve to 31.3% from 31.0% same period last year despite continuous pricing pressure on raw materials and components. The improvement mainly was the result of the continuous flow of new products and the Group's capability to leverage the expanded volume of business and cost containment programs.

During the period under review, total operating expenses accounted for 24.7% of Group turnover compared to 24.3% same period last year. The increase was due to additional expenditures in selling and advertising in preparation for various new product programs to be launched in the second half of the year. Investment in product design and development amounted to HK$223 million, representing 2.1% of Group turnover compared to 2.5% last year, reflecting the efficiency gains in our consolidated R&D resources. Administrative expenses were well contained compared to same period last year as we continued to drive cost efficiencies, representing an improvement to 11.5% of Group turnover from 12.0% reported in the first half of 2005. The Group will remain focused on improving the cost efficiencies of various operations. Together with the higher volume leverage and savings expected from the integration programs beginning to materialize in the second half of the year, SG&A as a percentage of turnover is expected to improve for the full year.

Interest expenses for the period increased compared to the same period last year. Since the loans arranged for the acquisition were only drawn in the beginning of the second quarter of last year, only three months of interest on loans was charged in 2005. EBITDA for the period increased by 7.6% to HK$1,010 million.

The Group remains focused on its long-term strategy to develop its own brand business. This has proven, once again, a successful strategy as the Group's leading brands continued to fuel the growth during the period. The Group's own and licensed brands represented 84.4% of Group turnover, as compared to 81.5% reported last year.

North America remained as the major market of the Group, accounting for 73.2% (2005: 74.5%) of Group turnover while Europe and other countries expanded its share of Group turnover to 26.8% (2005: 25.5%), which is in line with the Group's strategy to focus expansion beyond the North American market.

Effective tax rate was 13.1% compared to 16.4% same period last year and 13.0% for the full year in 2005. The Group will continue to leverage its global operation to improve tax efficiencies where feasible.

Liquidity and Financial Resources

The Group's working capital continued to improve. Net current assets were at HK$5.25 billion as compared to HK$2.43 billion same period last year and HK$4.89 billion as at 31st December, 2005. Current ratio was at 1.80 as compared to 1.31 same period last year.

Average inventory days were at 69 days as compared to 71 days same period last year or 62 days at last year end. Inventory days were higher at the interim period in preparation for the peak shipment period in the second half.

Trade receivable days reduced by 7 days to 51 days as compared to the same period last year and decreased by 2 days as compared to last year end.

Average trade and other payables were at 56 days, as compared to 61 days same period last year and 55 days reported last year end.

The Group's net gearing, expressed as a percentage of total net borrowings to equity attributable to equity holders of the parent was 76.2%, very much improved from 184.5% same period last year. Gearing was at 68.3% at end 2005, reflecting the cyclical nature of the business. The gearing ratio is expected to improve when the Group enters the peak shipment period in the second half of the year which will generate strong cash flow.

Interest coverage, expressed as a multiple of EBIT to total net interest, continued to be at a healthy level of 5.14 times, compared to 5.33 times reported same period last year.

The Group continues to maintain a well-balanced and carefully structured loan portfolio. Under the rising interest rate environment during the period, the Group managed to benefit from its fixed interest rate exposure which accounted for 67.4% of the total long-term borrowings. The Group is in a comfortable financial position to support its long-term growth.

The Group's major borrowings are in US Dollars and HK Dollars. Other than the fixed rate debts, borrowings are either LIBOR or Hong Kong best lending rate based. As a majority of the Group's revenues are in US Dollars, there is a natural hedge mechanism in place which minimizes the Group's currency exposures. The Group's Treasury department will continue to closely monitor and manage its currency and interest rate exposures.

Capital expenditure for the period totalled HK$240 million while depreciation charges amounted to HK$253 million, in line with the Group's guidelines.

Capital Commitment and Contingent Liabilities

As at 30th June, 2006, total capital commitment amounted to HK$158 million compared to HK$269 million as at 31st December, 2005. In addition, the Company has authorized but not contracted for the construction costs in regard to the new factory in Dongguan amounted to RMB527 million (approximately HK$513 million).

There were no material contingent liabilities or off balance sheet obligations at 30th June, 2006.

Charges

None of the Group's assets are charged or subject to encumbrance.

Human Resources

The Group employed a total of 23,468 employees (2005: 24,825 employees) in Hong Kong and overseas. Total staff cost for the period under review amounted to HK$1,271 million as compared to HK$1,244 million same period last year.

The Group regards human capital as vital for the Group's continuous growth and profitability and remains committed to improve the quality, competence and skills of all employees. It provides job related training and leadership development programs throughout the organization. The Group continues to offer competitive remuneration packages, discretionary share options and bonuses to eligible staff, based on the performance of the Group and the individual employee.

INTERIM DIVIDEND

The Directors have resolved to declare an interim dividend of HK6.50 cents per share (2005 interim dividend: HK6.00 cents) for the six months period ended 30th June, 2006. The interim dividend will be paid to shareholders listed on the register of members of the Company on 15th September, 2006. It is expected that the interim dividend will be paid on or about 28th September, 2006.

Closure of Register of Members

The register of members of the Company will be closed from Wednesday, 13th September, 2006 to Friday, 15th September, 2006, both days inclusive. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Secretaries Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong not later than 4:00 p.m. on Tuesday, 12th September, 2006.

FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the six months period ended 30th June, 2006

	Notes	**2006** HK$'000	2005 HK$'000	**2006** US$'000 (Note 12)	2005 US$'000 (Note 12)
Turnover	2	**10,736,950**	10,217,328	**1,376,532**	1,309,914
Cost of sales		**(7,376,562)**	(7,045,245)	**(945,713)**	(903,235)
Gross profit		**3,360,388**	3,172,083	**430,819**	406,679
Other income		**17,253**	15,092	**2,212**	1,935
Interest income		**42,310**	22,692	**5,424**	2,909
Selling, distribution, advertising and warranty expenses		**(1,195,151)**	(1,008,271)	**(153,224)**	(129,265)
Administrative expenses		**(1,234,575)**	(1,226,291)	**(158,279)**	(157,220)
Research and development costs		**(223,086)**	(251,880)	**(28,601)**	(32,292)
Finance costs		**(182,491)**	(149,734)	**(23,396)**	(19,197)
Profit before share of results of associates and taxation		**584,648**	573,691	**74,955**	73,549
Share of results of associates		**(1,149)**	(2,999)	**(147)**	(384)
Profit before taxation		**583,499**	570,692	**74,808**	73,165
Taxation	3	**(76,591)**	(93,741)	**(9,819)**	(12,018)
Profit for the period	4	**506,908**	476,951	**64,989**	61,147
Attributable to:					
Equity holders of the parent		**503,630**	456,362	**64,569**	58,507
Minority interests		**3,278**	20,589	**420**	2,640
		506,908	476,951	**64,989**	61,147
Dividends paid		**(184,609)**	(169,651)	**(23,668)**	(21,750)
Earnings per share (HK / US cents)	5				
Basic		**34.40**	33.65	**4.41**	4.31
Diluted		**32.94**	31.89	**4.22**	4.09

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th June, 2006

	Notes	**30th June 2006** HK$'000 (Unaudited)	31st December 2005 HK$'000 (Audited)	**30th June 2006** US$'000 (Note 12)	31st December 2005 US$'000 (Note 12)
ASSETS					
Non-current assets					
Property, plant and equipment	6 &10	**1,767,867**	1,755,025	**226,650**	225,003
Lease prepayment		**65,790**	65,829	**8,435**	8,440
Goodwill		**4,016,648**	3,943,935	**514,955**	505,633
Intangible assets		**1,527,710**	1,461,453	**195,860**	187,366
Interests in associates		**219,972**	189,453	**28,202**	24,289
Available-for-sale investments		**13,363**	13,363	**1,713**	1,713
Deferred tax assets		**696,382**	646,758	**89,280**	82,918
Other assets		**2,195**	2,195	**281**	281
		8,309,927	8,078,011	**1,065,376**	1,035,643
Current assets					
Inventories		**4,196,112**	3,971,216	**537,963**	509,130
Trade and other receivables	7	**3,303,328**	3,265,355	**423,504**	418,635
Deposits and prepayments		**609,461**	513,062	**78,136**	65,777
Bills receivable		**318,558**	431,121	**40,841**	55,272
Tax recoverable		**92,035**	68,544	**11,799**	8,788
Trade receivables from associates		**34,609**	1,310	**4,437**	168
Bank balances, deposits and cash		**3,268,036**	4,046,122	**418,979**	518,734
		11,822,139	12,296,730	**1,515,659**	1,576,504
Current liabilities					
Trade, bills and other payables	8	**3,365,014**	4,141,663	**431,412**	530,982
Warranty provision		**298,083**	338,211	**38,216**	43,360
Trade payable to an associate		**7,416**	21,946	**951**	2,814
Tax payable		**165,883**	116,624	**21,267**	14,952
Dividend payable		**184,609**	–	**23,668**	–
Obligations under finance leases – due within one year		**16,301**	18,107	**2,090**	2,321
Discounted bills with recourse		**1,925,481**	2,101,171	**246,857**	269,381
Unsecured borrowings – due within one year		**611,133**	673,277	**78,350**	86,317
		6,573,920	7,410,999	**842,811**	950,127
Net current assets		**5,248,219**	4,885,731	**672,848**	626,377
Total assets less current liabilities		**13,558,146**	12,963,742	**1,738,224**	1,662,020

	Note	30th June 2006 HK$'000 (Unaudited)	31st December 2005 HK$'000 (Audited)	30th June 2006 US$'000 (Note 12)	31st December 2005 US$'000 (Note 12)
CAPITAL AND RESERVES					
Share capital	9	**146,515**	146,172	**18,784**	18,740
Reserves		**6,356,620**	5,966,167	**814,951**	764,895
Equity attributable to equity holders of the parent		**6,503,135**	6,112,339	**833,735**	783,635
Minority interests		**77,446**	120,670	**9,929**	15,471
Total equity		**6,580,581**	6,233,009	**843,664**	799,106
NON-CURRENT LIABILITIES					
Obligations under finance leases – due after one year		**128,374**	125,467	**16,458**	16,086
Convertible bonds		**1,091,950**	1,078,307	**139,994**	138,244
Unsecured borrowings – due after one year		**4,453,003**	4,225,411	**570,898**	541,719
Retirement benefit obligations		**793,434**	786,337	**101,722**	100,812
Deferred tax liabilities		**510,804**	515,211	**65,488**	66,053
		6,977,565	6,730,733	**894,560**	862,914
		13,558,146	12,963,742	**1,738,224**	1,662,020

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

For the six months period ended 30th June, 2006

	30th June 2006 HK$'000	30th June 2005 HK$'000	**30th June 2006** US$'000 (Note 12)	30th June 2005 US$'000 (Note 12)
Net cash used in operating activities	**(319,827)**	(359,419)	**(41,003)**	(46,080)
Net cash used in investing activities	**(405,571)**	(5,415,728)	**(51,996)**	(694,324)
Net cash (used in) from financing activities	**(91,510)**	2,028,835	**(11,732)**	260,108
Net decrease in cash and cash equivalents	**(816,908)**	(3,746,312)	**(104,731)**	(480,296)
Cash and cash equivalents at 1st January	**3,807,194**	5,314,518	**488,102**	681,349
Effect of foreign exchange rate changes	**(16,928)**	47,726	**(2,171)**	6,117
Cash and cash equivalents at 30th June	**2,973,358**	1,615,932	**381,200**	207,170
Analysis of the balances of cash and cash equivalents				
Represented by:				
Bank balances, deposits and cash	**3,268,036**	1,733,787	**418,979**	222,280
Bank overdrafts	**(294,678)**	(117,855)	**(37,779)**	(15,110)
	2,973,358	1,615,932	**381,200**	207,170

CONDENSED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the six months period ended 30th June, 2006

	Equity attributable to equity holders of the parent								
	Share capital HK$'000	Share premium HK$'000	Convertible bonds equity reserve HK$'000	Translation reserve HK$'000	Employee share-based compensation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1st January, 2005	135,230	810,611	26,334	71,498	–	2,439,011	3,482,684	82,032	3,564,716
Exchange differences on translation of overseas operations	–	–	–	(70,511)	–	–	(70,511)	(1,474)	(71,985)
Shares issued at a premium	677	61,012	–	–	–	–	61,689	–	61,689
Recognition of equity-settled share based payments	–	–	–	–	3,324	–	3,324	–	3,324
Profit for the period	–	–	–	–	–	456,362	456,362	20,589	476,951
Final dividend – 2004	–	–	–	–	–	(169,651)	(169,651)	–	(169,651)
At 30th June, 2005	135,907	871,623	26,334	987	3,324	2,725,722	3,763,897	101,147	3,865,044
Exchange differences on translation of overseas operations	–	–	–	(6,111)	–	–	(6,111)	(71)	(6,182)
Share of reserve of an associate	–	–	–	(1,081)	–	–	(1,081)	–	(1,081)
Shares issued at a premium	10,265	1,895,688	–	–	–	–	1,905,953	–	1,905,953
Transaction costs attributable to issue of new shares	–	(34,502)	–	–	–	–	(34,502)	–	(34,502)
Recognition of equity-settled share based payments	–	–	–	–	3,379	–	3,379	–	3,379
Profit for the period	–	–	–	–	–	562,622	562,622	19,594	582,216
Interim dividend – 2005	–	–	–	–	–	(81,818)	(81,818)	–	(81,818)
At 31st December, 2005 and at 1st January, 2006	146,172	2,732,809	26,334	(6,205)	6,703	3,206,526	6,112,339	120,670	6,233,009
Exchange differences on translation of overseas operations	–	–	–	42,005	–	–	42,005	147	42,152
Dividends paid to minority equity holders	–	–	–	–	–	–	–	(39,005)	(39,005)
Purchase of additional interests in a subsidiary	–	–	–	–	–	–	–	(7,644)	(7,644)
Shares issued at a premium	343	21,499	–	–	–	–	21,842	–	21,842
Recognition of equity-settled share based payments	–	–	–	–	7,928	–	7,928	–	7,928
Profit for the period	–	–	–	–	–	503,630	503,630	3,278	506,908
Final dividend – 2005	–	–	–	–	–	(184,609)	(184,609)	–	(184,609)
At 30th June, 2006	**146,515**	**2,754,308**	**26,334**	**35,800**	**14,631**	**3,525,547**	**6,503,135**	**77,446**	**6,580,581**

1. Basis of preparation and accounting policies

The condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

The accounting policies and basis of preparation used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31st December, 2005 except in relation to the following new/revised Hong Kong Financial Reporting Standards ("HKFRS"), HKAS and Interpretations (hereinafter collectively referred to as the "new HKFRSs") which have become effective for accounting periods beginning on or after 1st January, 2006, that are adopted the first time for the current period's financial statements:

HKAS 19 (Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21 (Amendment)	Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 (Amendment)	The Fair Value Option
HKAS 39 & HKFRS 4 (Amendment)	Financial Guarantee Contracts
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease

The adoption of the above new/revised HKFRSs has no material impact on the accounting policies of the Group and the methods of computation in the Group's condensed consolidated financial statements.

2. Segment information

	Six months period ended 30th June			
	Turnover		**Segment results**	
	2006	2005	**2006**	2005
	HK$'000	HK$'000	HK$'000	HK$'000
By principal activity:				
Manufacturing and trading of:				
Power Equipment Products	**8,756,458**	7,889,483	**677,714**	549,588
Floor Care Appliances	**1,821,803**	1,979,827	**67,608**	103,514
Laser and Electronic Products	**158,689**	348,018	**21,817**	70,323
	10,736,950	10,217,328	**767,139**	723,425
By geographical market location:				
North America	**7,855,786**	7,615,796	**588,058**	562,793
Europe and other countries	**2,881,164**	2,601,532	**179,081**	160,632
	10,736,950	10,217,328	**767,139**	723,425

3. Taxation

	Six months period ended 30th June	
	2006	2005
	HK$'000	HK$'000
The total tax charge (credit) comprises:		
Hong Kong Profits Tax calculated at 17.5% of the estimated assessable profit for the period	**21,624**	22,305
Overseas Tax	**102,585**	44,770
Deferred Tax	**(47,618)**	26,666
	76,591	93,741

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

4. Profit for the period

	Six months period ended 30th June	
	2006	2005
	HK$'000	HK$'000
Profit for the period has been arrived at after charging:		
Depreciation and amortization of property, plant and equipment	**251,880**	244,969
Amortization of lease prepayment	**691**	425
Amortization of intangible assets	**37,252**	16,755
Staff costs	**1,271,128**	1,243,816

5. Earnings per share

The calculation of the basic and diluted earnings per share attributable to the ordinary shareholders of the Company is based on the following data:

	Six months period ended 30th June	
	2006	2005
	HK$'000	HK$'000
Earnings for the purpose of basic earnings per share:		
Profit for the period attributable to equity holders of the parent	**503,630**	456,362
Effect of dilutive potential ordinary shares:		
Interest on convertible bonds	**11,255**	11,061
Earnings for the purpose of diluted earnings per share	**514,885**	467,423
Weighted average number of ordinary shares for the purpose of basic earnings per share:	**1,463,993,084**	1,356,152,770
Effect of dilutive potential ordinary shares:		
Share options	**33,052,278**	43,505,459
Convertible bonds	**65,922,585**	65,922,585
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**1,562,967,947**	1,465,580,814

6. Additions of property, plant and equipment

During the period, the Group spent approximately HK$240 million (for the six months ended 30th June, 2005: HK$288 million) on the acquisition of property, plant and equipment.

7. Trade and other receivables

The Group has a policy of allowing credit periods ranging from 60 days to 120 days. The aging analysis of trade receivables is as follows:

	30th June 2006 HK$'000	31st December 2005 HK$'000
0 to 60 days	**2,707,386**	2,622,904
61 to 120 days	**228,458**	255,728
121 days or above	**62,674**	115,733
Total trade receivables	**2,998,518**	2,994,365
Other receivables	**304,810**	270,990
	3,303,328	3,265,355

8. Trade, bills and other payables

The aging analysis of trade payables is as follows:

	30th June 2006 HK$'000	31st December 2005 HK$'000
0 to 60 days	**1,442,593**	1,552,235
61 to 120 days	**100,324**	278,482
121 days or above	**42,053**	70,475
Total trade payables	**1,584,970**	1,901,192
Bills payables	**267,421**	550,964
Other payables	**1,512,623**	1,689,507
	3,365,014	4,141,663

9. Share capital

	Number of shares 30th June 2006	Number of shares 31st December 2005	Share capital 30th June 2006 HK$'000	Share capital 31st December 2005 HK$'000
Ordinary shares of HK$0.1 each				
Authorized	**2,400,000,000**	2,400,000,000	**240,000**	240,000
Issued and fully paid:				
At 1st January	**1,461,720,652**	1,352,304,652	**146,172**	135,230
Issued on exercise of share options	**3,431,000**	13,416,000	**343**	1,342
Issued on share placement	**–**	96,000,000	**–**	9,600
	1,465,151,652	1,461,720,652	**146,515**	146,172

The shares issued during the period rank pari passu in all respects with the existing shares.

10. Capital commitments

	30th June 2006 HK$'000	31st December 2005 HK$'000
Capital expenditure contracted for but not provided in the financial statements in respect of the purchase of property, plant and equipment and licence	**133,291**	199,554
Capital expenditure authorized but not contracted for in the financial statements in respect of the purchase of property, plant and equipment	**24,616**	68,957

During the period, the Company has authorized but not contracted for the construction costs in regard to the new factory in Dongguan amounted to RMB527 million (approximately HK$513 million).

11. Contingent liabilities

	30th June 2006 HK$'000	31st December 2005 HK$'000
Guarantees given to banks in respect of credit facilities utilized by associates	**32,562**	30,654

12. US Dollar equivalents

These are shown for reference only and have been arrived at based on the fixed exchange rate of HK$7.8 to US$1.0.

13. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation of the financial statements.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Directors' and Chief Executive's Interests

As at 30th June, 2006, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) which have been notified to the Company pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which any such director or chief executive was taken or deemed to have under such provisions of the SFO) or as recorded in the register required to be kept under section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") and as adopted by the Company, were as follows:

Name of directors	Name of company/ associated corporation	Capacity/ Nature of interests	Interests in shares (other than pursuant to equity derivatives)[1]	Interests in underlying shares pursuant to equity derivatives[1]	Total interests in shares/ underlying shares	Approximate aggregate percentage of interests
Mr Horst Julius Pudwill	The Company	Beneficial owner	77,609,500	26,688,000	327,717,294	22.37%
	The Company	Interests of spouse	760,000	–		
	The Company	Interests of controlled corporation	222,659,794[2]	–		
Mr Roy Chi Ping Chung JP	The Company	Beneficial owner	113,541,948	13,824,000	164,576,978	11.23%
	The Company	Interests of spouse	136,000	–		
	The Company	Interests of controlled corporation	37,075,030[3]	–		
Mr Kin Wah Chan	The Company	Beneficial owner	–	1,000,000	1,000,000	0.07%
Mr Chi Chung Chan	The Company	Beneficial owner	–	3,000,000	3,000,000	0.20%
Mr Stephan Horst Pudwill	The Company	Beneficial owner	4,054,500	100,000	4,154,500	0.28%
Mr Vincent Ting Kau Cheung	The Company	Beneficial owner	1,920,000	–	1,920,000	0.13%
Mr Joel Arthur Schleicher	The Company	Beneficial owner	100,000	300,000	460,000	0.03%
	The Company	Interests of spouse	–	60,000[1]		
Mr Christopher Patrick Langley OBE	The Company	Beneficial owner	500,000	200,000	700,000	0.05%
Mr Manfred Kuhlmann	The Company	Beneficial owner	–	100,000	100,000	0.01%

Notes:

(1) Interests in shares and underlying shares stated above represent long positions.

The interests of the directors of the Company in the underlying shares pursuant to equity derivatives, which were held as beneficial owner, represent share options granted to them respectively pursuant to the share option schemes adopted by the Company. These share options are physically settled and unlisted.

The interests of the spouse of Mr Joel Arthur Schleicher in the underlying shares pursuant to listed equity derivatives represent an interest in 60,000 underlying shares held in the form of 12,000 American Depositary Receipts, each representing 5 shares of the Company.

(2) These shares were held by the following companies in which Mr Horst Julius Pudwill has a beneficial interest:

	No. of shares
Sunning Inc.	185,584,764
Cordless Industries Company Limited*	37,075,030
	222,659,794

(3) These shares were held by Cordless Industries Company Limited* in which Mr Roy Chi Ping Chung JP has a beneficial interest.

* *Cordless Industries Company Limited is owned as to 70% by Mr Horst Julius Pudwill and as to 30% by Mr Roy Chi Ping Chung JP.*

Save as disclosed above, none of the directors and the chief executive of the Company was interested or had any short position in any shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) as at 30th June, 2006.

Share Options

The following table discloses movements in the Company's share options during the six months period ended 30th June, 2006:

Share option holder	Date of share options granted	Share option scheme category[1]	Outstanding at beginning of the period	Granted during the period[2]	Exercised during the period[3]	Outstanding at end of the period	Subscription price HK$	Exercise period
Directors								
Mr Horst Julius Pudwill	28.6.2002	C	25,728,000	–	–	25,728,000	3.600	28.6.2002 – 27.6.2007
	19.9.2003	C	560,000	–	–	560,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	C	400,000	–	–	400,000	12.170	25.2.2004 – 24.2.2009
Mr Roy Chi Ping Chung JP	28.6.2002	C	12,864,000	–	–	12,864,000	3.600	28.6.2002 – 27.6.2007
	19.9.2003	C	560,000	–	–	560,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	C	400,000	–	–	400,000	12.170	25.2.2004 – 24.2.2009
Mr Kin Wah Chan	1.3.2004	C	1,000,000	–	–	1,000,000	12.525	1.3.2004 – 28.2.2009
Mr Chi Chung Chan	17.7.2003	C	1,000,000	–	–	1,000,000	7.625	17.7.2003 – 16.7.2008
	19.9.2003	C	500,000	–	–	500,000	8.685	19.9.2003 – 18.9.2008
	25.2.2004	C	1,000,000	–	–	1,000,000	12.170	25.2.2004 – 24.2.2009
	1.3.2004	C	500,000	–	–	500,000	12.525	1.3.2004 – 28.2.2009
Mr Stephan Horst Pudwill	1.3.2004	C	100,000[4]	–	–	100,000	12.525	1.3.2004 – 28.2.2009
Mr Joel Arthur Schleicher	30.4.2002	C	100,000	–	100,000	–	3.200	30.4.2002 – 29.4.2007
	17.7.2003	C	200,000	–	–	200,000	7.625	17.7.2003 – 16.7.2008
	25.2.2004	C	100,000	–	–	100,000	12.170	25.2.2004 – 24.2.2009
Mr Christopher Patrick Langley OBE	17.7.2003	C	200,000	–	100,000	100,000	7.625	17.7.2003 – 16.7.2008
	25.2.2004	C	100,000	–	–	100,000	12.170	25.2.2004 – 24.2.2009
Mr Manfred Kuhlmann	7.2.2005	C	100,000	–	–	100,000	17.750	7.2.2005 – 6.2.2010
Total for directors			45,412,000[4]	–	200,000	45,212,000		

Share option holder	Date of share options granted	Share option scheme category[1]	Outstanding at beginning of the period	Granted during the period[2]	Exercised during the period[3]	Outstanding at end of the period	Subscription price HK$	Exercise period
Employees	23.7.2001	B	300,000	–	300,000	–	1.058	23.7.2001 – 22.7.2006
	30.4.2002	C	1,880,000	–	665,000	1,215,000	3.200	30.4.2002 – 29.4.2007
	5.7.2002	C	500,000	–	500,000	–	3.350	5.7.2002 – 4.7.2007
	17.7.2003	C	3,482,000	–	724,000	2,758,000	7.625	17.7.2003 – 16.7.2008
	19.9.2003	C	204,000	–	–	204,000	8.685	19.9.2003 – 18.9.2008
	1.3.2004	C	6,867,000[4]	–	982,000	5,885,000	12.525	1.3.2004 – 28.2.2009
	14.4.2004	C	200,000	–	–	200,000	12.950	14.4.2004 – 13.4.2009
	5.5.2004	C	300,000	–	–	300,000	11.050	5.5.2004 – 4.5.2009
	7.6.2004	C	200,000	–	–	200,000	12.000	7.6.2004 – 6.6.2009
	18.8.2004	C	60,000	–	60,000	–	11.250	18.8.2004 – 17.8.2009
	2.10.2004	C	1,000,000	–	–	1,000,000	15.350	2.10.2004 – 1.10.2009
	13.12.2004	C	250,000	–	–	250,000	15.710	13.12.2004 – 12.12.2009
	17.1.2005	C	150,000	–	–	150,000	16.520	17.1.2005 – 16.1.2010
	7.2.2005	C	100,000	–	–	100,000	17.750	7.2.2005 – 6.2.2010
	7.4.2005	C	200,000	–	–	200,000	17.210	7.4.2005 – 6.4.2010
	27.4.2005	C	25,000	–	–	25,000	17.660	27.4.2005 – 26.4.2010
	10.5.2005	C	200,000	–	–	200,000	17.200	10.5.2005 – 9.5.2010
	1.6.2005	C	20,000	–	–	20,000	17.420	1.6.2005 – 31.5.2010
	17.6.2005	C	250,000	–	–	250,000	17.950	17.6.2005 – 16.6.2010
	27.6.2005	C	500,000	–	–	500,000	19.200	27.6.2005 – 26.6.2010
	1.1.2006	C	–	300,000	–	300,000	18.690	1.1.2006 – 31.12.2010
	1.3.2006	C	–	3,564,000	–	3,564,000	13.970	1.3.2006 – 28.2.2011
	10.3.2006	C	–	150,000	–	150,000	14.350	10.3.2006 – 9.3.2011
	25.4.2006	C	–	20,000	–	20,000	13.700	25.4.2006 – 24.4.2011
	15.6.2006	C	–	200,000	–	200,000	10.270	15.6.2006 – 14.6.2011
	17.6.2006	C	–	350,000	–	350,000	10.550	17.6.2006 – 16.6.2011
Total for employees			16,688,000[4]	4,584,000	3,231,000	18,041,000		
Total for all categories			62,100,000	4,584,000	3,431,000	63,253,000		

					Percentage to total Company's shares in issue at end of the period
Total under Scheme B	300,000	–	300,000	–	0.00%
Total under Scheme C	61,800,000	4,584,000	3,131,000	63,253,000	4.32%
Total	**62,100,000**	**4,584,000**	**3,431,000**	**63,253,000**	**4.32%**

Notes:

(1) Scheme B is the share option scheme adopted on 25th May, 2001 and terminated on 28th March, 2002 by the Company. Scheme C is the share option scheme adopted by the Company on 28th March, 2002.

(2) The closing prices of the Company's shares immediately before 1st January, 2006, 1st March, 2006, 10th March, 2006, 25th April, 2006, 15th June, 2006, 17th June, 2006, being the dates of grant of share options during the period, were HK$18.45, HK$13.45, HK$14.15, HK$13.40, HK$10.00, and HK$10.55 respectively. Share options granted during the period may be exercised at any time from the date of grant to the fifth anniversary thereof.

(3) The weighted average closing price of the Company's shares immediately before various dates on which the share options were exercised was HK$14.89.

(4) Mr Stephan Horst Pudwill has been appointed as an Group Executive Director of the Company since 22nd May, 2006. The 100,000 share options held by him was classified under the category of "Employees" previously. For the purpose of disclosing these 100,000 share options held by Mr Stephan Horst Pudwill in the above table, corresponding adjustments have been made as if he held these 100,000 share options in the capacity of a director of the Company at the beginning of the period.

(5) No option lapsed or was cancelled during the period.

(6) The Company considers that disclosure of value of share options granted during the period is not appropriate as the market price of the Company's shares as at the period end date was below the respective exercise prices of the majority share options granted and any valuation of the above share options would be subject to a number of assumptions that would be subjective and uncertain.

Arrangements to Purchase Shares or Debentures

Other than as disclosed above, at no time during the period was the Company, or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and neither the directors or the chief executive, nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Substantial Shareholders' Interests

As at 30th June, 2006, the interests and short positions of the following persons, other than directors and chief executive of the Company, in the shares, underlying shares and debentures of the Company, which have been disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO, had been recorded in the register kept by the Company pursuant to section 336 of the SFO:

Name	Total interests in shares[1]	Approximate aggregate percentage of interests
Commonwealth Bank of Australia[2]	118,223,300	8.069%
JPMorgan Chase & Co.[3]	193,118,579	13.181%

Notes:

(1) Interests in shares stated above represent long positions.

(2) The following is a breakdown of the interests in shares of Commonwealth Bank of Australia:

Name	Remarks	Total interests in shares: Direct interests	Total interests in shares: Deemed interests	Approximate percentage of interests
Commonwealth Bank of Australia	(a)	–	118,223,300	8.069%
Colonial Holding Company Limited	(b)	–	118,223,300	8.069%
Commonwealth Insurance Holdings Limited	(b)	–	118,223,300	8.069%
Colonial First State Group Ltd.	(b)	–	118,223,300	8.069%
First State Investment Managers (Asia) Ltd.	(b)(c)	–	12,349,100	0.843%
First State Investments (UK Holdings) Limited	(b)(c)(d)	–	112,018,500	7.646%
Colonial First State Investments Limited	(b)(d)	5,632,000	–	0.384%
First State Investments (Bermuda) Ltd.	(b)(c)	–	12,349,100	0.843%
First State (Hong Kong) LLC	(b)(c)(e)	454,500	10,772,100	0.766%
First State Investments (Hong Kong) Limited	(b)(c)(e)	10,772,100	–	0.735%
First State Investments Holdings (Singapore) Limited	(b)(e)	–	3,338,000	0.228%
First State Investments (Singapore)	(b)(e)	3,338,000	–	0.228%
SI Holdings Limited	(b)(c)(d)	–	112,018,500	7.646%
First State Investment Management (UK) Limited	(b)(c)(d)	75,901,800	36,116,700	7.646%
First State Investments International Limited	(b)	36,116,700	–	2.465%

Remarks:

(a) Commonwealth Bank of Australia is listed on the Australian Stock Exchange.
The capacity of Commonwealth Bank of Australia in holding the 118,223,300 shares was as controlled corporation.

(b) Colonial Holding Company Limited, Commonwealth Insurance Holdings Limited, Colonial First State Group Ltd., First State Investment Managers (Asia) Ltd., First State Investments (UK Holdings) Limited, Colonial First State Investments Limited, First State Investments (Bermuda) Ltd., First State (Hong Kong) LLC, First State Investments (Hong Kong) Limited, First State Investments Holdings (Singapore) Limited, First State Investments (Singapore), SI Holdings Limited, First State Investment Management (UK) Limited and First State Investments International Limited were all direct or indirect subsidiaries of Commonwealth Bank of Australia and by virtue of the SFO, Commonwealth Bank of Australia was deemed to be interested in the shares held by these subsidiaries.

(c) The 75,901,800 shares and the 10,772,100 shares held directly by First State Investment Management (UK) Limited and First State Investments (Hong Kong) Limited respectively include 6,224,800 shares held jointly by these subsidiaries. By virtue of the SFO, the deemed interests of First State Investments (UK Holdings) Limited, SI Holdings Limited, First State Investment Managers (Asia) Ltd., First State Investments (Bermuda) Ltd. and First State (Hong Kong) LLC also include the 6,224,800 shares.

(d) The 75,901,800 shares and the 5,632,000 shares held directly by First State Investment Management (UK) Limited and Colonial First State Investments Limited respectively include 5,551,500 shares held jointly by these subsidiaries. By virtue of the SFO, the deemed interests of First State Investments (UK Holdings) Limited and SI Holdings Limited also include the 5,551,500 shares.

(e) The 3,338,000 shares and the 10,772,100 shares held directly by First State Investments (Singapore) and First State Investments (Hong Kong) Limited respectively include 2,215,500 shares held jointly by these subsidiaries. By virtue of the SFO, the deemed interests of First State Investments Holdings (Singapore) Limited and First State (Hong Kong) LLC also include the 2,215,500 shares.

(3) The following is a breakdown of the interests in shares of JPMorgan Chase & Co.:

Name	**Remarks**	**Total interests in shares** **Direct interests**	**Deemed interests**	**Approximate percentage of interests**
JPMorgan Chase & Co.	(a)	–	193,118,579	13.181%
JPMorgan Chase Bank, N.A.	(b)	70,188,362	3,225,500	5.011%
JPMorgan Asset Management Holdings Inc.	(b)	–	119,704,717	8.170%
JPMorgan Asset Management (Asia) Inc.	(b)	–	119,655,500	8.167%
J.P. Morgan Investment Management Inc.	(b)	49,217	–	0.003%
JF International Management Inc.	(b)	1,970,500	–	0.134%
JF Asset Management (Singapore) Limited	(b)	300,000	–	0.020%
JF Asset Management Limited	(b)	117,173,000	212,000	8.012%
JF Funds Limited	(b)	–	212,000	0.014%
JF Asset Management (Taiwan) Limited	(b)	212,000	–	0.014%
J.P. Morgan International Inc.	(b)	–	3,225,500	0.220%
Bank One International Holdings Corporation	(b)	–	3,225,500	0.220%
J.P. Morgan International Finance Limited	(b)	–	3,225,500	0.220%
J.P. Morgan Capital Holdings Limited	(b)	–	1,503,000	0.103%
J.P. Morgan Chase (UK) Holdings Limited	(b)	–	1,503,000	0.103%
J.P. Morgan Chase International Holdings Limited	(b)	–	1,503,000	0.103%
J.P. Morgan Securities Ltd.	(b)	1,503,000	–	0.103%
J.P. Morgan Overseas Capital Corporation	(b)	–	1,722,500	0.118%
J.P. Morgan Whitefriars Inc.	(b)	1,722,500	–	0.118%

Remarks:

(a) JPMorgan Chase & Co. is listed on the New York Stock Exchange.
The capacity of JPMorgan Chase & Co. in holding the 193,118,579 shares was as to 3,225,500 shares as beneficial owner, as to 119,704,717 shares as investment manager and as to 70,188,362 shares as custodian/approved lending agent.
The 193,118,579 shares included a lending pool of 70,188,362 shares.

(b) JPMorgan Chase Bank, N.A., JPMorgan Asset Management Holdings Inc., JP Morgan Asset Management (Asia) Inc., J.P. Morgan Investment Management Inc., JF International Management Inc., JF Asset Management (Singapore) Limited, JF Asset Management Limited, JF Funds Limited, JF Asset Management (Taiwan) Limited, J.P. Morgan International Inc., Bank One International Holdings Corporation, J.P. Morgan International Finance Limited, J.P. Morgan Capital Holdings Limited, J.P. Morgan Chase (UK) Holdings Limited, J.P. Morgan Chase International Holdings Limited, J.P. Morgan Securities Ltd., J.P. Morgan Overseas Capital Corporation and J.P. Morgan Whitefriars Inc. were all direct or indirect subsidiaries of JPMorgan Chase & Co. and by virtue of the SFO, JPMorgan Chase & Co. was deemed to be interested in the shares held by these subsidiaries.

Save as disclosed above, no other person was interested in or had a short position in the shares, underlying shares and debentures of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO as at 30th June, 2006.

Compliance with the Code on Corporate Governance Practices of the Listing Rules

The Company confirms that it has complied with all material code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules throughout the six months period ended 30th June, 2006, save that:

1. The roles of Chairman and the Chief Executive Officer are both performed by Mr Horst Julius Pudwill. The Group does not currently propose to separate the functions of Chairman and Chief Executive Officer, as both the Board and senior management of the Group has significantly benefited from the leadership, support and experience of Mr Horst Julius Pudwill.

2. The Board formally adopted written procedures on 11th April, 2006 to govern the delegation of daily management responsibilities to the senior management of the Group and the reservation to the Board of specifically identified matters. This supplemented and enhanced the prior practice of the Board of delegating signing authority on a case-by-case basis for each significant agreement entered into by the Group. The work of the Audit Committee will include reviewing on an ongoing basis the Group's internal controls and the delegation and reporting procedures between the Board and senior management.

3. None of the directors is appointed for a specific term since they are subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. Under Article 103 of the Articles of Association of the Company, one third of the Board must retire by rotation at each annual general meeting of the Company and, if eligible, offer themselves for re-election.

Compliance with the Model Code of the Listing Rules

The Board has adopted the provisions of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules ("the Model Code"). The Company confirms that, after specific enquiry with each Director, all Directors have confirmed compliance with the Model Code during the six months period ended 30th June, 2006. The Board has also adopted a code of conduct, on terms no less onerous than the Model Code, that applies to securities transactions of all relevant employees who may be in possession of unpublished price-sensitive information in relation to the Company's shares, and which has been published on the Company's website (www.ttigroup.com).

Committees of the Board

Audit Committee: An Audit Committee was established in 1999, and on 11th April, 2006, the Board adopted written terms of reference for the role and function of the Audit Committee, published on the Company's website (www.ttigroup.com). The role and function of the Audit Committee is to assist the Board to ensure that an effective system of internal control and compliance with the Company's obligations under the Listing Rules and other applicable laws and regulations is in place, and to oversee the integrity of the financial statements of the Company.

The Audit Committee is comprised of three Independent Non-executive Directors of the Company, namely Mr Joel Arthur Schleicher (Chairman), Mr Christopher Patrick Langley OBE and Mr Manfred Kuhlmann. All members of the Audit Committee have professional, financial or accounting qualifications.

The Audit Committee has committed to four regularly scheduled meetings during 2006. The Audit Committee held two meetings during the period.

An Internal Audit ("IA") function was established in 2005 under terms of reference approved by the Audit Committee to actively monitor and participate in the improvement of the Group risk management and internal control framework. The Head of IA reports directly to the Audit Committee on audit matters and to the Chief Executive Officer on administration matters. IA uses a risk-assessment approach to establish its annual audit plan. The 2006 audit plan was submitted to and approved by the Audit Committee in August 2005. Independent reviews of different financial, business and functional operations and activities will be conducted with audit resources being focused on higher risk areas. Ad hoc reviews may also be conducted on areas of concern identified by the Audit Committee and management.

Remuneration Committee: A Remuneration Committee was established during 2005, and on 11th April, 2006, the Board adopted written terms of reference for the role and function of the Remuneration Committee, published on the Company's website (www.ttigroup.com). The role and function of the Remuneration Committee is to assist the Board in developing and administering a fair and transparent procedure for setting policy on the overall human resources strategy of the Group and the remuneration of directors and senior management of the Group, and for determining their remuneration packages, on the basis of their merit, qualifications and competence, and having regard to the Company's operating results, individual performance and comparable market statistics. The Company has maintained a share option scheme as an incentive to directors and eligible employees, details of the movements in the Company's share options during the six months period ended 30th June, 2006 is set out under the heading of "Share Options" of this section.

The Remuneration Committee is comprised of three members, and is chaired by Mr Vincent Ting Kau Cheung (Non-executive Director), the other members being Mr Christopher Patrick Langley OBE and Mr Manfred Kuhlmann (both being Independent Non-executive Directors). The Remuneration Committee has committed to two regular meetings during 2006. The Remuneration Committee held one meeting during the period.

Nomination Committee: A Nomination Committee was established in April 2006, and the Board adopted written terms of reference for the role and function of the Nomination Committee, published on the Company's website (www.ttigroup.com). The role and function of the Nomination Committee is to ensure a fair and transparent process of Board appointments, and in particular to assist the Board to identify suitable candidates and make recommendations for consideration of the Board and the shareholders of the Company.

The Nomination Committee is comprised of three members, and is chaired by Mr Vincent Ting Kau Cheung (Non-executive Director), the other members being Mr Christopher Patrick Langley OBE and Mr Manfred Kuhlmann (both being Independent Non-executive Directors). The Nomination Committee has committed to meeting twice during 2006. The Nomination Committee held one meeting during the period.

Review of Accounts

Disclosure of financial information in this report complies with Appendix 16 of the Listing Rules. The Audit Committee has reviewed with senior management of the Group this report, in particular the unaudited financial statements for the six months period ended 30th June, 2006. It has also reviewed with senior management of the Group the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters. The Board acknowledges its responsibility for the preparation of the accounts of the Group.

Investor Relations and Shareholder Communications

The Group understands the importance of maintaining effective communication with our shareholders and the investment community. The Board has adopted a Policy on Market Disclosure, Investor and Media Relations, published on the Company's website (www.ttigroup.com), to ensure that the Company complies with its disclosure obligations under the Listing Rules and other applicable laws and regulations, and that all shareholders and potential investors have an equal opportunity to receive and obtain externally available information issued by the Group.

Directors' Interests in Contracts of Significance

No contract of significance, to which the Company, or any of its subsidiaries, was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the period or at any time during the period.

Purchase, Sales or Redemption of Shares

There was no purchase, sale or redemption of shares of the Company by the Company or any of its subsidiaries during the period.

By order of the Board
Horst Julius Pudwill
Chairman and Chief Executive Officer

Hong Kong
22nd August, 2006

CORPORATE INFORMATION

Board of Directors

Group Executive Directors
Mr Horst Julius Pudwill
Chairman and Chief Executive Officer

Mr Roy Chi Ping Chung JP
Group Managing Director

Mr Patrick Kin Wah Chan
Mr Frank Chi Chung Chan
Mr Stephan Horst Pudwill

Non-executive Director
Mr Vincent Ting Kau Cheung

Independent Non-executive Directors
Mr Joel Arthur Schleicher
Mr Christopher Patrick Langley OBE
Mr Manfred Kuhlmann

Financial Calendar 2006

30th June:	Six months interim period end
22nd August:	Announcement of 2006 interim results
12th September:	Last day to register for 2006 interim dividend
13th-15th September:	Book closure period for interim dividend
28th September:	Interim dividend payment
31st December:	Financial year end

Investor Relations Contact

Investor Relations and Communications
Techtronic Industries Co. Ltd.
24/F., CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
Hong Kong
email: ir@tti.com.hk

Website

www.ttigroup.com

Earning results, annual/interim reports are available online

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (stock code: 669)
Zero Coupon Convertible Bonds 2009 (code: 2591)
ADR Level 1 Programme (symbol: TTNDY)

Share Registrar and Transfer Office

Secretaries Limited
26/F, Tesbury Centre
28 Queen's Road East
Hong Kong
Tel: (852) 2980 1888

ADR Depositary

The Bank of New York

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Citibank N.A.
Standard Chartered Bank
Hang Seng Bank Ltd.

Solicitors

Vincent T K Cheung Yap & Co

Auditors

Deloitte Touche Tohmatsu

Qualified Accountant

Mr Frank Chi Chung Chan

Company Secretary

Mr Frank Chi Chung Chan

Trademarks

All trademarks used are intellectual property of their respective owners and are protected under trademark law.

The use of the trademark Ryobi® is pursuant to a license granted by Ryobi Limited.

RIDGID® is a registered trademark of Ridgid, Inc., part of Emerson Professional Tools, a business of St. Louis-based Emerson (NYSE: EMR). The orange color used on these products and the combination of orange and grey are trademarks for RIDGID® brand power tools.

Sears®, Craftsman® and Kenmore® brands are registered trademarks of Sears Brands, LLC.

Hong Kong

Techtronic Industries Co. Ltd.
Homelite Far East Co. Ltd.

Headquarters
24/F, CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.
T (852) 2402 6888
F (852) 2413 5971

Gimelli Laboratories Co. Ltd.
T (852) 2413 3923
F (852) 2498 8264

Solar Wide Industrial Ltd.
T (852) 2480 0888
F (852) 2480 1320
www.solarwide.com.hk

Techtronic Appliances (Hong Kong) Ltd.
T (852) 2480 0888
F (852) 3118 1776

24/F, CDW Building
388 Castle Peak Road
Tsuen Wan, N.T.

China

Techtronic Industries Houjie Assembly Factory
No.3, Industrial Zone
Hou Jie Town, Dongguan City
Guang Dong Province 523960
T (86-769) 8558 2172
F (86-769) 8558 2575

Techtronic Industries (Dongguan) Co. Ltd.
Lun Pin Yong
San Tun Village
Hou Jie Town, Dongguan City
Guang Dong Province 523941
T (86-769) 8588 8665
F (86-769) 8503 1883

Techtronic Appliances Assembly Factory 1
T (86-769) 8863 2288
F (86-769) 8863 2299

Homelite Asia (Dongguan) Co. Ltd.
T (86-769) 8575 8001
F (86-769) 8575 1728

Shang Tun Village
San Tun Management Zone
Hou Jie Town, Dongguan City
Guang Dong Province 523941

Techtronic Appliances Assembly Factory 2
San Tun Management Zone
Hou Jie Town, Dongguan City
Gaung Dong Province 523941
T (86-769) 8863 2688
F (86-769) 8863 2299

Gimelli Laboratories Assembly Factory
Solar Wide Assembly Factory
Hong Xing Industrial Zone
No.38, Xia Shi Jia Road
Jiang Shi Village Road
Gong Ming Town, Bao An County
Shenzhen 518106
T (86-755) 2735 5286
F (86-755) 2735 5605

Taiwan

Techtronic Industries (Taiwan) Co. Ltd.
10F-3, No.122-19, Sec. 2
Chung Kang Road
Shi Tun Dist., Taichung
Taiwan 40757
T (886-4) 2706 8052
F (886-4) 2706 8045

Canada

Ryobi Technologies Canada Inc.
150 Werlich Drive, Unit #5&6
Cambridge, Ontario N1T 1N6
T (1-519) 624 2222
F (1-519) 624 0600

USA

Homelite Consumer Products, Inc.
T (1-864) 226 6511
F (1-864) 261 9435
www.homelite.com

Techtronic Industries North America, Inc.
T (1-864) 226 6511
F (1-864) 261 9435
www.ttigroupna.com
www.ryobitools.com

1428 Pearman Dairy Road
Anderson, South Carolina 29625

OWT Industries, Inc.
255 Pumpkintown Hwy.
Pickens, South Carolina 29671
T (1-864) 226 6511
F (1-864) 261 9435

Royal Appliance Mfg. Co.
7005 Cochran Road
Glenwillow, Ohio 44139
T (1-440) 996 2000
F (1-440) 996 2027
www.royalappliance.com

Milwaukee Electric Tool Corporation
13135 W. Lisbon Road
Brookfield, WI 53005
T (1-262) 781 3600
F (1-262) 783 8555
www.milwaukeetool.com

France

Ryobi Technologies France SAS
Immeuble Le Grand Roissy
Z.A. du Gué
35, rue de Gulvry
B. P. 5, 77990
T (33-1) 6094 6970
F (33-1) 6094 6979
www.ryobi-europe.com

Germany

Ryobi Technologies GmbH
Itterpark, 7 D-40724 Hilden
T (49-2103) 2958 0
F (49-2103) 2958 29
www.ryobi-powertools.de

Royal Appliance International GmbH
Itterpark, 7 D-40724 Hilden
T (49-2103) 200710
F (49-2103) 200777
www.dirtdevil.de

A & M Electric Tools GmbH
Max-Eyth-Str. 10
D-71364 Winnenden
T (49-7195) 120
F (49-7195) 12666
www.aeg-pt.com

DreBo Werkzeugfabrik GmbH
Ulrichstrasse 22
D-88361 Altshausen
T (49-7584) 29000
F (49-7584) 290030
www.drebo.de

United Kingdom

Ryobi Technologies (UK) Ltd.
Medina House, Field House Lane
Buckinghamshire, SL7 1TB
T (44-1491) 848 700
F (44-1491) 848 701
www.ryobipower.co.uk

Vax Ltd.
Quillgold House, Kingswood Road
Hampton Lovett, Droitwich
Worcestershire WR9 0QH
T (44-1905) 795 959
F (44-1905) 795 958
www.vax.co.uk

Australia

Techtronic Industries Australia Pty Ltd.
Building B
Rosehill Industrial Estate
3 Shirley Street
Rose Hill, N.S.W. 2142
T (61-2) 8892 1800
F (61-2) 9897 7111
www.ryobi.com.au

Vax Appliances (Australia) Pty. Ltd.
296 Victoria Road
Malaga, WA 6090
T (61-8) 9247 8100
F (61-8) 9247 8190
www.vax.com.au

New Zealand

Techtronic Industries N.Z. Ltd.
27 Clemow Drive
Mt. Wellington
Auckland
T (64-9) 573 0230
F (64-9) 573 0231
www.ryobi.co.nz

Techtronic Industries Co. Ltd.
24/F, CDW Building, 388 Castle Peak Road
Tsuen Wan, N.T., Hong Kong
T (852) 2402 6888
F (852) 2413 5971

www.ttigroup.com



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THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Techtronic Industries Company Limited (the "Company"), you should at once hand this circular with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

TTI

Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

PROPOSALS INVOLVING GRANT OF GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE NEW SHARES, RE-ELECTION OF DIRECTORS, AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

The notice convening the annual general meeting of the Company (the "Annual General Meeting") to be held at Harbour Room, 3rd Floor, The Ritz-Carlton, Hong Kong, 3 Connaught Road Central, Hong Kong on 22nd May 2006 at 9:30 a.m, at which, among other things, the above proposals will be considered is set out on pages 13 to 17 of this circular.

Whether or not you propose to attend the Annual General Meeting, you are requested to complete the accompanying form of proxy enclosed with the annual report of the Company for the year ended 31st December 2005 sent together with this circular in accordance with the instructions printed thereon and return the same to the registered office of the Company at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting if you so wish.

28th April 2006

CONTENTS

Pages

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Annual General Meeting"	the annual general meeting of the Company to be held at Harbour Room, 3rd Floor, The Ritz-Carlton, Hong Kong, 3 Connaught Road Central, Hong Kong on 22nd May 2006 at 9:30 a.m.
"Articles of Association"	the articles of association of the Company
"associates"	has the meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"business day"	a day (excluding Saturday) on which banks are open for general banking business in Hong Kong
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Company"	Techtronic Industries Company Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	25th April 2006, being the latest practicable date prior to the printing of this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time
"Repurchase Resolution"	the proposed ordinary resolution as referred to in Resolution no.6 as set out in the notice of the Annual General Meeting
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	share(s) of HK$0.10 each in the share capital of the Company

"Shareholder(s)"	holder(s) of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Code on Takeovers and Mergers and Share Repurchases published by the Securities and Futures Commission
"HK$"	Hong Kong dollars
"%"	per cent.

Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

Group Executive Directors:
Mr. Horst Julius Pudwill
(Chairman and Chief Executive Officer)
Mr. Roy Chi Ping Chung, JP
(Group Managing Director)
Mr. Patrick Kin Wah Chan
Mr. Frank Chi Chung Chan

Non-executive Director:
Mr. Vincent Ting Kau Cheung

Independent Non-executive Directors:
Mr. Joel Arthur Schleicher
Mr. Christopher Patrick Langley
Mr. Manfred Kuhlmann

Registered Office:
24th Floor
CDW Building
388 Castle Peak Road
Tsuen Wan
New Territories
Hong Kong

28th April 2006

To the Shareholders

Dear Sir or Madam,

PROPOSALS INVOLVING
GRANT OF GENERAL MANDATES
TO REPURCHASE SHARES AND TO ISSUE NEW SHARES,
RE-ELECTION OF DIRECTORS,
AMENDMENTS TO THE ARTICLES OF ASSOCIATION
AND
NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposals involving the grant of general mandates to repurchase and issue new Shares, re-election of Directors and amendments to the Articles of Association.

GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 30th May 2005, a general mandate was given by the Company to the Directors to exercise the powers of the Company to repurchase Shares. Such mandate will lapse at the conclusion of the Annual General

Meeting. The Directors, therefore, propose to seek your approval of the Repurchase Resolution to be proposed at the Annual General Meeting. An explanatory statement as required under the Listing Rules to provide the requisite information of the Repurchase Resolution is set out in the Appendix I to this circular.

GENERAL MANDATE TO ISSUE NEW SHARES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 30th May 2005, general mandates were granted by the Company to the Directors to exercise the powers of the Company to issue new Shares and repurchase Shares. Such mandates will lapse at the conclusion of the Annual General Meeting. The Directors, therefore, propose to seek your approval of two ordinary resolutions respectively granting to the Directors a general mandate to allot, issue and deal with Shares not exceeding, (i) in the case of an allotment and issue of Shares for cash, 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution; and (ii) in the case of an allotment and issue of Shares for a consideration other than cash, 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing the resolution (less any Shares allotted and issued for cash) and adding to such general mandate so granted to the Directors any Shares representing the aggregate nominal amount of the Shares repurchased by the Company after the granting of the general mandate to repurchase up to 10% of the issued share capital of the Company at the date of passing the Repurchase Resolution.

The Directors have no present intention to issue new Shares or repurchase Shares pursuant to the mandates proposed to be granted to them at the Annual General Meeting.

RE-ELECTION OF DIRECTORS

As at the Latest Practicable Date, the Board comprised four Group Executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung, JP (Managing Director), Mr. Patrick Kin Wah Chan and Mr. Frank Chi Chung Chan, one Non-executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-executive Directors, namely, Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley and Mr. Manfred Kuhlmann.

Pursuant to article 103 of the Articles of Association, Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Joel Arthur Schleicher, shall retire from office at the Annual General Meeting and they being eligible, will offer themselves for re-election at the Annual General Meeting. Details of the Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Stock Exchange has revised the Listing Rules relating to corporate governance practices and Appendix 3 of the Listing Rules relating to articles of association which, subject to certain transitional arrangements, took effect on 1st January 2005 and 1st March 2006 respectively. In line with the Listing Rules amendments, the Directors therefore propose to

make certain amendments to the Articles of Association by way of a special resolution to reflect that (a) the chairman of a general meeting and/or Directors attending a meeting must demand a poll whenever voting by poll is required under the Listing Rules (pursuant to Rule 13.39(3) and Appendix 14 Code Provision E.2.1); (b) all Directors will be subject to retirement by rotation at least once every three years (pursuant to Appendix 14 Code Provision A.4.2); and (c) a Director may be removed by an ordinary resolution in general meeting instead of a special resolution (pursuant to Appendix 3 paragraph 4(3)).

Accordingly, a special resolution will be proposed at the Annual General Meeting to amend the existing Articles of Association of the Company. The proposed amendments are set out as resolution 8 in Appendix III to this circular.

ANNUAL GENERAL MEETING

Notice of the Annual General Meeting to be held on 22nd May 2006 has been set out on pages 13 to 17 of this circular, at which, inter alia,

- an ordinary resolution will be proposed to grant to the Directors a general mandate to exercise all the powers of the Company to purchase on the Stock Exchange Shares representing up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution;

- an ordinary resolution will be proposed to grant to the Directors a general mandate to authorise the Directors to issue, allot and deal with Shares with an aggregate nominal value not exceeding 20% of the issued share capital as at the date of passing the resolution;

- an ordinary resolution will be proposed to extend the general mandate to issue Shares which will be granted to the Directors to issue, allot and deal with additional Shares by adding to it the number of Shares purchased under the Repurchase Resolution after the granting of the above general mandates; and

- a special resolution will be proposed to amend the Articles of Association.

A form of proxy is enclosed with the annual report for the year ended 31st December 2005 sent together with this circular. Whether or not you intend to attend the meeting, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return the same to the registered office of the Company at 24th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjourned meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.

PROCEDURE FOR DEMANDING A POLL

Pursuant to article 74 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member of members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

RECOMMENDATIONS

The Board considers that the proposals mentioned above, including the proposals for the grant of general mandates to repurchase the Shares and to issue new Shares and the amendments to the Articles of Association are in the interest of the Company and the Shareholders as a whole and recommend that the Shareholders to vote in favour of the resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
By order of the Board of
Techtronic Industries Company Limited
Chi Chung Chan
Company Secretary

This appendix serves as an explanatory statement, as required under Rule 10.06(b) of the Listing Rules, to provide requisite information to you for your consideration of the proposal to permit the repurchase of Shares up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution. This appendix also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

(1) REPURCHASE PROPOSAL

Resolution no. 6 to be proposed at the Annual General Meeting relates to the granting of a general mandate to the Directors to repurchase Shares representing up to a maximum of 10% of the issued share capital of the Company as at the date of passing the Repurchase Resolution.

The Shares to be purchased by the Company are fully paid up. As at the Latest Practicable Date, the number of Shares in issue was 1,464,974,652. Subject to the passing of the Repurchase Resolution and on the assumption that no additional Shares will be issued and/or repurchased between the Latest Practicable Date and the Annual General Meeting, the Company would be allowed under the mandate to repurchase a maximum of 146,497,465, representing approximately 10% of the issued share capital of the Company.

The Directors believe that the Repurchase Resolution is in the interest of the Company and its Shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and there have been occasions when Shares were trading at a substantial discount to their underlying net asset value. Repurchases of Shares may enhance the Company's net asset value per Share and earnings per Share. In these circumstances, the ability of the Company to repurchase Shares can be beneficial to those Shareholders who retain their investment in the Company since their possible percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

(2) FUNDING OF REPURCHASES

Repurchases of Shares would be financed entirely from the Company's available cashflow or working capital facilities. Any repurchases of Shares will be made out of funds of the Company legally available for such purpose in accordance with its memorandum and articles of association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company's profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

There might be an adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited accounts for the year ended 31st December 2005 in the event that the Repurchase Resolution was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Resolution to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the

gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

(3) UNDERTAKING OF DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make purchases pursuant to the Repurchase Resolution and in accordance with the Listing Rules and the applicable laws of Hong Kong.

(4) DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates presently intend to sell Shares to the Company under the Repurchase Resolution in the event that the Repurchase Resolution is approved by the Shareholders.

The Company has not been notified by any connected persons of the Company that they have a present intention to sell any Shares, nor that they have undertaken not to sell any Shares held by them to the Company in the event that the Repurchase Resolution is approved by the Shareholders.

(5) EFFECT OF TAKEOVERS CODE

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Resolution, a shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code. As a result, a shareholder or group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, Mr. Horst Julius Pudwill together with his associates were beneficially interested in 327,461,794 Shares representing approximately 22.35% of the issued share capital of the Company and Mr. Roy Chi Ping Chung, JP together with his associates (excluding the 37,075,030 Shares held by Cordless Industries Company Limited, which is a company beneficially owned by Mr. Horst Julius Pudwill and Mr. Roy Chi Ping Chung, JP and which Shares were included in the shareholdings of Mr. Horst Julius Pudwill and his associates as aforesaid) were beneficially interested in 127,501,948 Shares representing approximately 8.70% of the issued share capital of the Company. In the event that the Directors should exercise in full the power to repurchase Shares under the Repurchase Resolution, the shareholdings of Mr. Horst Julius Pudwill and Mr. Roy Chi Ping Chung, JP, together with their respective associates, in the Company would be increased to approximately 24.84% and 9.67% of the issued share capital of the Company respectively. In the absence of any special circumstances, no obligation to make a mandatory offer as referred to above as a result of a repurchase of Shares pursuant to the Repurchase Resolution would arise for so long as the aggregate shareholding of Mr. Horst Julius Pudwill, Mr. Roy Chi Ping Chung, JP and their respective associates remain in the range of 30% to less than 35% of the issued share capital of the Company and until 10 years after 19th October 2001 on the basis of Rule

26.6 of the Takeovers Code. Save as aforesaid, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any purchases made under the Repurchase Resolution.

(6) MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months are as follows:

	Prices of Shares	
	Highest	**Lowest**
	HK$	*HK$*
2005		
April	18.20	16.80
May	17.80	16.80
June	19.70	17.10
July	20.20	18.15
August	19.95	18.65
September	20.30	18.90
October	20.05	18.20
November	20.00	18.85
December	20.30	18.20
2006		
January	19.25	14.50
February	14.80	13.20
March	15.20	13.40
April (up to the Latest Practicable Date)	14.45	12.40

(7) PURCHASES OF SHARES MADE BY THE COMPANY

No purchase of Shares has been made by the Company during the last six months prior to the date of this circular, whether on the Stock Exchange or otherwise.

The Directors have no present intention to exercise the power to purchase the Shares under the Repurchase Resolution in the event that the Repurchase Resolution is approved by the Shareholders to such extent as to result in the amount of Shares held by the public being reduced to less than 25%.

Details of Directors proposed to be re-elected at the Annual General Meeting are as follows:

Mr. Patrick Kin Wah Chan

Mr. Patrick Kin Wah Chan, aged 46, joined the Group in 1988 and was appointed as Executive Director in 1990. He is now in charge of the manufacturing operations of the Group.

Mr. Chan is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, an associate of The Professional Validation Council of Hong Kong Industries, and an Executive Committee Member of the Hong Kong Electrical Appliances Manufacturers Association. Save as disclosed herein, Mr. Chan had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Chan had personal interests in share options to subscribe for 1,000,000 Shares. Such interests are required to be notified to the Stock Exchange pursuant to Part XV of the SFO. Mr. Chan does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Chan. He is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the Articles of Association. The director's remuneration payable to Mr. Chan as an executive director of the Company is to be determined by the Board after recommendation by the Remuneration Committee with reference to his experience and the Company's performance. For the year ended 31st December 2005, Mr. Chan received a director's emoluments of HK$5,504,615.

Save for the information disclosed above, Mr. Chan has indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

There are no other matters that need to be brought to the attention to the Shareholders.

Mr. Frank Chi Chung Chan

Mr. Frank Chi Chung Chan, aged 52, joined the Group in 1991 and was appointed as Executive Director in 1992. He is now responsible for corporate affairs and financial management of the Group.

Mr. Chan is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants, an associate of the Taxation Institute of Hong Kong and qualified to practise as a Certified Public Accountant in Hong Kong. He is currently an Independent Non-executive Director of Gold Peak Industries (Holdings) Limited, a company listed on the Stock Exchange and an Independent Director of Tsit Wing International Holdings Limited, a company listed on The Singapore Exchange Securities Trading Limited.

Save as disclosed herein, Mr. Chan had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Chan had personal interests in share options to subscribe for 3,000,000 Shares. Such interests are required to be notified to the Stock Exchange pursuant to Part XV of the SFO. Mr. Chan does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Chan. He is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the Articles of Association. The director's remuneration payable to Mr. Chan as an executive director of the Company is to be determined by the Board after recommendation by the Remuneration Committee with reference to his experience and the Company's performance. For the year ended 31st December 2005, Mr. Chan received a director's emoluments of HK$5,467,636.

Save for the information disclosed above, Mr. Chan has indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

There are no other matters that need to be brought to the attention to the Shareholders.

Mr. Joel Arthur Schleicher

Mr. Joel Arthur Schleicher, aged 54, was appointed as an Independent Non-Executive Director in 1998. He has 28 years of management experience in manufacturing and the technology/telecom services sectors.

Mr Schleicher is currently the Chairman and CEO for Integrated Solutions, Inc. and previously served as Chairman and CEO of Interpath Communications, Inc.; CEO for Expanets, Inc. and President and COO for Nextel Communications, Inc.. He presently serves on the Board of Directors of several domestic and international companies. He is also involved with private equity firms, serving as their consultant and advisor. Save as disclosed herein, Mr. Schleicher had not held any directorship in any other listed companies during the three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Schleicher had personal interests of 100,000 Shares, deemed interests in 60,000 Shares and personal interests in share options to subscribe for 300,000 Shares. Such interests are required to be notified to the Stock Exchange pursuant to Part XV of the SFO. Mr. Schleicher does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company.

There is no service contract between the Company and Mr. Schleicher. He is not appointed for a specific term since he is subject to retirement by rotation and re-election in accordance with the Articles of Association. The director's fee payable to Mr. Schleicher will be fixed by the Board after recommendation by the Remuneration Committee with reference to his experience and the prevailing market conditions of director's fee for independent non-

executive director. For the year ended 31st December 2005, Mr. Schleicher received a director's fee of HK$156,000.

Save for the information disclosed above, Mr. Schleicher has indicated that there is no other information to be disclosed pursuant to any of the requirements under Rule 13.51(2)(h) to (v) of the Listing Rules.

There are no other matters that need to be brought to the attention to the Shareholders.

Techtronic Industries Co. Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code : 669)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of the Company will be held at Harbour Room, 3rd Floor, The Ritz Carlton, Hong Kong, on 22nd May 2006 at 9:30 a.m. for the following purposes:

(1) To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December 2005.

(2) To declare a final dividend of HK12.60 cents per share to shareholders whose names appear on the Register of Members of the Company on 16th June 2006.

(3) To re-elect retiring Directors and fix the Directors' remuneration.

(4) To appoint Auditors and fix their remuneration.

As special business, to consider and, if thought fit, pass, with or without amendments, the following resolutions as ordinary resolutions, as indicated below:

ORDINARY RESOLUTIONS

(5) "**THAT**:

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the share capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers during and after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures and securities

which are convertible into shares of the Company; or (iii) the exercise of any options granted under any share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries, of options to subscribe for, or rights to acquire, shares of the Company; or (iv) an issue of shares by way of scrip dividends pursuant to the articles of association of the Company from time to time, shall not exceed:

(A) in the case of an allotment and issue of shares for cash, 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution; and

(B) in the case of an allotment and issue of shares for a consideration other than cash, 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution (less any shares allotted and issued pursuant to sub-paragraph (A) above),

provided that any shares to be allotted and issued pursuant to the approval in paragraph (a) above shall not be issued at a discount of more than 5% to the Benchmarked Price (as hereinafter defined) of the shares, and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Benchmarked Price" shall be a price which is the higher of:

(i) the closing price of the shares of the Company as stated in the Stock Exchange's (as hereinafter defined) daily quotations sheet on the date of signing of the agreement to which the transaction relates; and

(ii) the average closing price of the shares of the Company as stated in the Stock Exchange's daily quotations sheet for the five trading days immediately preceding the earliest of:

(A) the date of signing of the agreement to which the transaction relates;

(B) the date on which the relevant transaction is announced; or

(C) the date on which the price of the shares of the Company to be issued pursuant to the transaction is fixed;

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares of the Company or any class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to overseas shareholders or fractional entitlement or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong); and

"Stock Exchange" means The Stock Exchange of Hong Kong Limited."

(6) "**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the share capital of the Company on the Stock Exchange (as hereinafter defined) or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and regulations, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital of the Company purchased or agreed conditionally or unconditionally to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii) the revocation or variation of the authority given under this resolution by ordinary resolution of the shareholders of the Company in general meeting; and

"Stock Exchange" means The Stock Exchange of Hong Kong Limited."

(7) "**THAT** conditional upon the passing of the ordinary resolutions numbered 5 and 6 in the notice convening the annual general meeting of the Company at which this resolution is proposed, the aggregate nominal amount of the shares in the capital of the Company which are purchased by the Company pursuant to and in accordance with the said resolution numbered 6 shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the said resolution numbered 5."

(8) As special business, to consider and, if thought fit, pass the following resolution as a special resolution:

SPECIAL RESOLUTION

"**THAT** the Articles of Association of the Company be and are hereby amended by:

(a) with respect to Article 74,

(i) deleting the full stop at the end of 74 (iv) and replacing it with a semi-colon and inserting the word "or" after the semi-colon.

(ii) inserting the following new Article 74 (v) after Article 74 (iv):–

"74 (v) by the Chairman of the Meeting or any director in circumstances where voting by poll is required by the rules promulgated from time to time by the designated stock exchange on which the Company is listed or as the laws of such jurisdiction applicable to the Company may require.";

(b) with respect to Article 103 (A),

deleting the existing Article 103 (A) in its entirely and substituting therefor the following new Article 103 (A):–

"103. (A) Notwithstanding any other provisions in these Articles, at each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office by rotation provided that every Director (including those appointed for a specified term or holding office as chairman of the Board and/or the managing director of the Company) shall be subject to retirement by rotation at least once every three years or within such other period as the designated stock exchange that the Company is listed on may from time to time prescribe or within such

other period as the laws of such jurisdiction applicable to the Company. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election."; and

(c) with respect to Article 109,

deleting the existing Article 109 in its entirely and substituting therefor the following new Article 109:–

"109. The Company in general meeting may by ordinary resolution remove any Director before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract of service between him and the Company)."

By Order of the Board
Chi Chung Chan
Company Secretary

Hong Kong
28th April 2006

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member.

2. A form of proxy for the meeting is enclosed. In order to be valid, the form of proxy, together with a power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited at the registered office of the Company at 24/F., CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong not later than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The register of members of the Company will be closed from 12th June 2006 to 16th June 2006 both days inclusive, during which period no transfers of shares will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 9th June 2006.

4. The retiring Directors standing for re-election under item 3 are Mr. Patrick Kin Wah Chan, Mr. Frank Chi Chung Chan and Mr. Joel Arthur Schleicher.

5. An explanatory statement containing further details regarding item 5 will be sent to shareholders of the Company together with the annual report of the Company for the year ended 31st December 2005.

As at the date hereof, the Board comprised four Group Executive Directors, namely, Mr. Horst Julius Pudwill (Chairman and Chief Executive Officer), Mr. Roy Chi Ping Chung, JP (Managing Director), Mr. Patrick Kin Wah Chan and Mr. Frank Chi Chung Chan, one Non-executive Director, namely, Mr. Vincent Ting Kau Cheung and three Independent Non-executive Directors, namely, Mr. Joel Arthur Schleicher, Mr. Christopher Patrick Langley and Mr. Manfred Kuhlmann.

輪席退任一次。每年輪席退任之董事應為自彼等上次獲委任起計任期最長者，除非彼等私下另有協定則除外，倘不同人士於同日成為董事，則以抽籤決定何者退任。退任董事將符合資格膺選連任。」；及

(c) 就章程細則第109條而言，

刪除現行章程細則第109條全文，並以下列新訂章程細則第109條取代：

「109. 即使有關章程細則任何部分或本公司與任何董事訂立之任何協議有所規定，本公司可於董事任期屆滿前，於股東大會以普通決議案罷免其職務，惟不得影響該名董事因違反彼與本公司訂立之任何服務協議就損失賠償提出之任何索償。」

承董事會命
公司秘書
陳志聰

香港
二零零六年四月二十八日

附註：

1. 凡有權出席大會並於會上投票之股東可委任一名或以上受委代表代彼出席大會，並在以按股數表決時代彼投票。受委代表毋須為股東。

2. 隨附大會適用之代表委任表格。代表委任表格連同簽署表格之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓，方為有效。

3. 本公司將於二零零六年六月十二日至二零零六年六月十六日（包括首尾兩日）期間暫停辦理股份過戶登記手續。如欲符合資格獲派發擬派末期股息，所有過戶文件連同有關股票最遲須於二零零六年六月九日下午四時正前交回本公司之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓，以便辦理過戶登記手續。

4. 第3項所述擬獲重選之退任董事為陳建華先生、陳志聰先生及Joel Arthur Schleicher先生。

5. 載有關於第5項進一步詳情之說明函件將連同本公司截至二零零五年十二月三十一日止年度年報寄交本公司股東。

於本通告刊發之日期，董事會包括四名集團執行董事：主席兼行政總裁Horst Julius Pudwill先生、董事總經理鍾志平先生，太平紳士、陳建華先生及陳志聰先生；一名非執行董事張定球先生；以及三名獨立非執行董事Joel Arthur Schleicher先生、Christopher Patrick Langley先生及Manfred Kuhlmann先生。

(iii)　本公司股東於股東大會通過普通決議案撤銷或修訂本決議案賦予之授權；及

「聯交所」指香港聯合交易所有限公司。」

(7)　「**動議**待提呈本決議案之本公司股東週年大會通告內第5及6項普通決議案獲通過後，將本公司根據及按照上述第6項決議案所購買本公司股本中之股份面值總額，加入本公司董事根據及按照上述第5項決議案可能配發或有條件或無條件同意配發之本公司股本面值總額內。」

(8)　作為特別事項，考慮並酌情通過(不論有否修訂)下列決議案為特別決議案：

特別決議案

「**動議**本公司之公司章程細則謹此修訂如下：

(a)　就章程細則第74條而言，

(i)　刪除章程細則第74(iv)條句尾句號，以分號取代，並於分號後加入「或」字眼。

(ii)　於章程細則第74(iv)條後加入以下新訂章程細則第74(v)條：

「74(v)倘本公司上市之指定證券交易所不時頒佈之規例，或本公司適用司法權區法例可能規定須按股數投票表決，則由大會主席或任何董事提出。」；

(b)　就章程細則第103(A)條而言，

刪除現行章程細則第103(A)條全文，並以下列新訂章程細則第103(A)條取代：

「103. (A)即使有關章程細則任何其他條文有所規定，於每屆股東週年大會上，三分一之在任董事(或倘董事人數並非三或三之倍數，則為最接近三分一之人數)須輪席退任，惟各董事(包括按特定任期委任或出任董事會主席及／或本公司董事總經理者)必須至少每三年或按照本公司上市之指定證券交易所可能不時規定之其他期間內，或本公司適用司法權區法例規定之其他期間內

(ii)　依照本公司之公司章程細則或任何適用法例規定，本公司下屆股東週年大會須予舉行之期限屆滿時；及

(iii)　本公司股東於股東大會通過普通決議案撤銷或修訂本決議案賦予之授權；及

「配售新股」指本公司董事於指定期間內向於指定記錄日期名列股東名冊之本公司股份持有人或其中任何一類股份持有人，按彼等當時持有之本公司股份或其中任何一類股份之比例提呈配售股份，惟本公司董事可就海外股東或零碎股權或經考慮香港以外任何地區之法例規定之任何限制或責任或該等地區任何認可監管機構或任何證券交易所之規定後，作出彼等認為必須或權宜之行動，以取消若干股東在此方面之權利或另作安排；及

「聯交所」指香港聯合交易所有限公司。」

(6)　「**動議**：

(a)　在下文(b)段之規限下，根據所有適用法例及規例，一般及無條件批准本公司董事會於有關期間（定義見下文）行使本公司一切權力，在聯交所（定義見下文）或本公司股份可能上市並獲香港證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回本公司股本中每股面值0.10港元之股份；

(b)　本公司根據上文(a)段之批准於有關期間購買或有條件或無條件同意購買本公司股本之面值總額，不得超過於本決議案獲通過日期本公司已發行股本面值總額之10%，而上述批准須受到相應限制；及

(c)　就本決議案而言：

「有關期間」指本決議案獲通過之日起至下列三者中之較早日期止：

(i)　本公司下屆股東週年大會結束時；

(ii)　依照本公司之公司章程細則或任何適用法例規定，本公司下屆股東週年大會須予舉行之期限屆滿時；及

之權利予本公司及／或其任何附屬公司之主管人員及／或僱員之任何購股權計劃或類似安排項下授出之購股權獲行使；或(iv) 依據本公司當時之公司章程細則藉以股代息方式發行股份以外：

(A) 倘屬配發及發行股份以換取現金，不得超過於本決議案獲通過日期本公司已發行股本面值總額之10%；及

(B) 倘屬配發及發行股份以換取現金以外之代價，不得超過於本決議案獲通過日期本公司已發行股本面值總額之20%，減依據上文(A)分段所配發及發行之任何股份，

惟依據上文(a)段之批准而將予配發及發行之任何股份，不得按較股份基準價（定義見下文）折讓5%以上之價格發行，而上述批准須受到相應限制；及

(d) 就本決議案而言：

「基準價」指下列兩者中之較高價格：

(i) 於簽署相關交易協議日期，聯交所（定義見下文）每日報價表所示本公司股份收市價；及

(ii) 緊接下列三者中最早日期前五個交易日，聯交所每日報價表所示本公司股份之平均收市價：

(A) 簽署相關交易協議日期；

(B) 宣布相關交易日期；或

(C) 依據交易釐訂將予發行之本公司股份價格之日期；

「有關期間」指本決議案獲通過之日起至下列三者中之較早日期止：

(i) 本公司下屆股東週年大會結束時；

創科實業有限公司
（於香港註冊成立之有限公司）
（股份代號：669）

茲通告本公司謹訂於二零零六年五月二十二日上午九時三十分假座香港麗嘉酒店3樓海景廳舉行股東週年大會，議程如下：

(1) 省覽截至二零零五年十二月三十一日止年度之賬目與董事會及核數師報告書。

(2) 宣派末期股息每股12.60港仙予於二零零六年六月十六日名列本公司股東名冊之股東。

(3) 重選退任董事及釐訂董事酬金。

(4) 委任核數師及釐訂其酬金。

作為特別事項，考慮並酌情通過（不論有否修訂）下列決議案為普通決議案：

普通決議案

(5) 「**動議**：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事會於有關期間（定義見下文）行使本公司之一切權力，以配發、發行及處理本公司股本中每股面值0.10港元之額外股份，以及作出或授予將會或可能須行使該項權力之建議、協議及購股權，包括債券、票據、認股權證、債權證及可兌換為本公司股份之證券；

(b) 上文(a)段之批准授權本公司董事會於有關期間作出或授予將會或可能須於有關期間內及屆滿後行使該項權力之建議、協議及購股權，包括債券、票據、認股權證、債權證及可兌換為本公司股份之證券；

(c) 本公司董事會根據上文(a)段之批准配發或有條件或無條件同意配發（不論是否根據購股權或以其他形式配發）及發行之股本面值總額，除根據(i)配售新股（定義見下文）；或(ii)根據本公司發行之任何認股權證或任何債券、票據、債權證及可兌換為本公司股份之證券之條款而行使認購權或換股權；或(iii)當時採納藉以授出或發行可認購本公司股份之購股權或購入本公司股份

截至二零零五年十二月三十一日止年度，Schleicher先生已收取之董事袍金為156,000港元。

除上述披露之資料外，Schleicher先生已表明，並無其他資料須根據上市規則第13.51(2)(h)至(v)條之任何規定作出披露。

並無其他須知會股東之事宜。

除本通函披露者外，於最後實際可行日期前三年內，陳先生並無在任何其他上市公司擔任任何董事職務。

於最後實際可行日期，陳先生於可認購3,000,000股股份之購股權擁有個人權益。上述權益乃為依據證券及期貨條例第XV部須知會聯交所之權益。陳先生與本公司任何其他董事、高層管理人員或主要股東或控股股東概無任何關係。

本公司與陳先生並無訂有服務合約。彼並無特定任期，惟須按照本公司章程細則規定輪席退任及膺選連任。陳先生就擔任本公司執行董事收取之董事酬金乃董事會根據薪酬委員會參照彼之經驗及本公司之表現作出之推薦意見而釐訂。截至二零零五年十二月三十一日止年度，陳先生已收取之董事酬金為5,467,636港元。

除上述披露之資料外，陳先生已表明，並無其他資料須根據上市規則第13.51(2)(h)至(v)條之任何規定作出披露。

並無其他須知會股東之事宜。

Joel Arthur Schleicher先生

Joel Arthur Schleicher先生現年五十四歲，於一九九八年獲委任為獨立非執行董事。彼在製造業及科技／電訊業具二十八年管理經驗。

Schleicher先生現任Integrated Solutions, Inc.之主席兼行政總裁，彼前為Interpath Communications, Inc.之主席兼行政總裁；Expanets, Inc.之行政總裁及Nextel Communications, Inc.之總裁兼總營運主管。彼現任多間美國及國際公司之董事會成員，並擔任多間私人公司之顧問及諮詢人。除本通函披露者外，於最後實際可行日期前三年內，Schleicher先生並無在任何其他上市公司擔任任何董事職務。

於最後實際可行日期，Schleicher先生於100,000股股份擁有個人權益、被視為於60,000股股份擁有權益及於可認購300,000股股份之購股權擁有個人權益。上述權益乃為依據證券及期貨條例第XV部須知會聯交所之權益。Schleicher先生與本公司任何其他董事、高層管理人員或主要股東或控股股東概無任何關係。

本公司與Schleicher先生並無訂有服務合約。彼並無特定任期，惟須按照本公司章程細則規定輪席退任及膺選連任。Schleicher先生收取之董事袍金乃董事會根據薪酬委員會參照彼之經驗及獨立非執行董事收取董事袍金之當前市況作出之推薦意見而釐訂。

擬於股東週年大會重選董事之詳情如下：

陳建華先生

陳建華先生現年四十六歲，彼於一九八八年加入本集團，並於一九九零年獲委任為執行董事，現時負責本集團之生產營運業務。

陳先生為英國特許公認會計師公會及香港會計師公會之資深會員，並為香港工業專業評審局會員及香港電器製造業協會理事會委員。除本通函披露者外，於最後實際可行日期前三年內，陳先生並無在任何其他上市公司擔任任何董事職務。

於最後實際可行日期，陳先生於可認購1,000,000股股份之購股權擁有個人權益。上述權益乃為依據證券及期貨條例第XV部須知會聯交所之權益。陳先生與本公司任何其他董事、高層管理人員或主要股東或控股股東概無任何關係。

本公司與陳先生並無訂有服務合約。彼並無特定任期，惟須按照本公司章程細則規定輪席退任及膺選連任。陳先生就擔任本公司執行董事收取之董事酬金乃董事會根據薪酬委員會參照彼之經驗及本公司之表現作出之推薦意見而釐訂。截至二零零五年十二月三十一日止年度，陳先生收取之董事酬金為5,504,615港元。

除上述披露之資料外，陳先生已表明，並無其他資料須根據上市規則第13.51(2)(h)至(v)條之任何規定作出披露。

並無其他須知會股東之事宜。

陳志聰先生

陳志聰先生現年五十二歲，彼於一九九一年加入本集團，並於一九九二年獲委任為執行董事，現時負責本集團之企業事務及財務管理。

陳先生為英國特許公認會計師公會及香港會計師公會之資深會員、香港稅務學會會員，並在香港獲得執業會計師資格。彼現為聯交所上市公司金山實業（集團）有限公司之獨立非執行董事，以及新加坡證券交易所上市公司捷榮國際控股有限公司之獨立董事。

第26.6條，依據購回決議案購回股份將不會引致出現上文所述須履行提出強制性收購建議之責任。除上文所述者外，董事並不知悉根據購回決議案購回股份會引致出現任何須履行收購守則規定之責任。

(6) 市價

過去十二個月內，股份每月在聯交所之最高及最低成交價如下：

	股份價格	
	最高	**最低**
	港元	*港元*
二零零五年		
四月	18.20	16.80
五月	17.80	16.80
六月	19.70	17.10
七月	20.20	18.15
八月	19.95	18.65
九月	20.30	18.90
十月	20.05	18.20
十一月	20.00	18.85
十二月	20.30	18.20
二零零六年		
一月	19.25	14.50
二月	14.80	13.20
三月	15.20	13.40
四月（截至最後實際可行日期）	14.45	12.40

(7) 本公司購買股份

本通函刊發日期前過往六個月內，本公司概無在聯交所或其他證券交易所購買股份。

董事目前概無意在購回決議案獲股東批准後，根據購回決議案行使購入股份權力，致使公眾持股量下降至不足25%。

需求或董事不時認為對本公司屬恰當之資本與負債比率構成重大不利影響，董事將不會建議行使購回決議案。

(3) 董事之承諾

董事已向聯交所承諾，行使本公司購回股份之權力時將會依據購回決議案及遵守上市規則及香港適用法例。

(4) 董事、彼等之聯繫人士及關連人士

各董事及據彼等作出一切合理查詢後所知之任何聯繫人士，目前概無意在購回決議案獲股東批准後根據購回決議案向本公司出售股份。

本公司未接獲其任何關連人士通知，表示彼等現擬在購回決議案獲股東批准後向本公司出售任何股份，或承諾不會向本公司出售彼等持有之任何股份。

(5) 收購守則之影響

倘依據購回決議案行使購回股份權力後，某股東佔本公司具投票權股本之權益百分比增加，上述權益比例之增加就收購守則第32條而言將被視為構成一項收購。因此，一名股東或一群一致行動之股東可藉此取得或鞏固對本公司之控制權，因而須根據收購守則第26及32條提出強制性收購建議。

截至最後實際可行日期，Horst Julius Pudwill先生連同彼之聯繫人士實益擁有327,461,794股股份，約佔本公司已發行股本之22.35%；而鍾志平先生，太平紳士連同彼之聯繫人士（不包括由Horst Julius Pudwill先生與鍾志平先生，太平紳士實益擁有之公司Cordless Industries Company Limited所持有並已計入上述Horst Julius Pudwill先生及彼之聯繫人士持股量內之37,075,030股股份）實益擁有127,501,948股股份，約佔本公司已發行股本之8.70%。倘若董事根據購回決議案全面行使購回股份權力，Horst Julius Pudwill先生及鍾志平先生，太平紳士連同彼等各自之聯繫人士持有之本公司股權將會分別增至約佔本公司已發行股本之24.84%及9.67%。如無出現任何特別情況，於二零零一年十月十九日後十年內，只要Horst Julius Pudwill先生、鍾志平先生，太平紳士及彼等各自之聯繫人士之總持股量佔本公司已發行股本維持於30%至35%以下，則根據收購守則

本附錄為按照上市規則第10.06(b)條規定須發出之說明函件，向　閣下提供所需資料以便考慮批准購回股份建議，數額以購回決議案獲通過當日本公司已發行股本之10%為限。此外，本附錄亦構成公司條例第49BA(3)條規定須編製之備忘。

(1) 購回建議

於股東週年大會上提呈之第6項決議案乃有關授予董事購回股份之一般授權，數額以購回決議案獲通過當日本公司已發行股本10%之股份為限。

本公司購回之股份須為已繳足股款。截至最後實際可行日期，已發行股份數目為1,464,974,652股。待購回決議案獲通過後，假設於最後實際可行日期至股東週年大會舉行之日期間再無發行及／或購回其他股份，則本公司根據授權將可購回最多146,497,465股股份，約相當於本公司已發行股本之10%。

董事相信，購回決議案符合本公司及其股東之利益。近年，聯交所交投情況有時頗為波動，偶爾股份成交價較其相關資產淨值出現大幅折讓。購回股份或可提高本公司之每股資產淨值及每股盈利。在此等情況下，本公司購回股份之能力對保留在本公司投資之股東有利，因為彼等可能佔本公司資產之權益百分比將會因應本公司購回股份之數目而按比例遞增。

(2) 購回股份之資金

購回股份所需資金將全數從本公司可動用之流動現金或營運資金撥付。上述資金須為根據本公司之公司章程大綱及細則與香港法例依法可撥作此用途之資金，包括可另行分派之溢利。根據公司條例，公司之可分派溢利指過往未曾透過分派或資本化而動用之累計變現溢利，扣除過往未曾正式透過削減或重組股本而撤銷之累計變現虧損後之金額。

倘於建議購回股份授權之有效期內任何時候全面行使購回決議案，可能會對本公司之營運資金或資本與負債比率構成負面影響（相對本公司截至二零零五年十二月三十一日止年度經審核賬目所披露之財政狀況）。然而，倘行使購回決議案對本公司營運資金

要求按股數投票表決之程序

根據本公司章程細則第74條，於任何股東大會上，提呈大會表決之決議案須以舉手方式決定，除非下列人士於宣布舉手表決結果之時或之前或於撤回任何其他按股數投票表決要求之時，要求以按股數投票方式表決：

(i) 大會主席；或

(ii) 最少三名當時有權於大會投票之親身出席股東或受委代表；或

(iii) 任何一名或多名代表擁有大會投票權之全體股東投票權總額不少於十分一之親身出席股東或受委代表；或

(iv) 任何一名或多名持有賦予大會投票權股份而該等股份之實繳股款總額不少於所有賦予該權利股份之實繳股款總額十分一之親身出席股東或受委代表。

推薦意見

董事會認為上述建議，包括授出購回股份及發行新股份之一般授權以及修訂本公司章程細則之建議，均符合本公司及股東整體利益，並推薦股東投票贊成將於股東週年大會上提呈之決議案。

此致

列位股東 台照

承董事會命
創科實業有限公司
公司秘書
陳志聰
謹啟

二零零六年四月二十八日

安排所規限。為遵循上市規則多項修訂，董事因而建議透過特別決議案方式就本公司章程細則作出若干修訂，以反映(a)股東大會主席及／或出席大會之董事於上市規則第13.39(3)條及附錄14守則條文第E.2.1條所規定按股數股票表決之情況下，必須要求按股數投票表決；(b)根據附錄14守則條文第A.4.2條，全體董事須最少每三年輪席退任一次；及(c)根據附錄3第4(3)段，可於股東大會透過普通決議案而非特別決議案罷免董事。

因此，將於股東週年大會提呈特別決議案，修訂現行本公司章程細則。修訂建議載於本通函附錄三第8項決議案。

股東週年大會

本公司謹訂於二零零六年五月二十二日舉行股東週年大會，大會通告載於本通函第13頁至第17頁，議程包括以下事項：

- 將提呈一項普通決議案，授予董事一般授權，可行使本公司全部權力，在聯交所購回股份，數額以購回決議案獲通過當日本公司已發行股本之10%為限；

- 將提呈一項普通決議案，授予董事一般授權，授權董事可發行、配發及處理面值總額不超過該決議案獲通過當日已發行股本20%之股份；

- 將提呈一項普通決議案，擴大授予董事發行、配發及處理額外股份之一般授權範圍，將授出上述一般授權後根據購回決議案所購回股份數目，加入發行股份之一般授權範圍內；及

- 將提呈一項特別決議案，修訂本公司章程細則。

代表委任表格隨附於截至二零零五年十二月三十一日止年度年報（該年報連同本通函一併寄出）內。不論　閣下擬出席大會與否，務請按照代表委任表格上印列之指示填妥該表格，並無論如何最遲須於股東週年大會或其任何續會指定舉行時間四十八小時前，交回本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東週年大會，並於會上投票。

因此，董事擬徵求　閣下批准於股東週年大會上提呈之購回決議案。按照上市規則所規定須提供有關購回決議案所需資料之説明函件載於本通函附錄一。

發行新股份及購回股份之一般授權

於二零零五年五月三十日舉行之本公司股東週年大會上，本公司向董事授出可行使本公司權力發行新股份及購回股份之一般授權。該等授權之有效期將於股東週年大會結束時屆滿。因此，董事擬徵求　閣下分別批准兩項普通決議案，向董事授出可配發、發行及處理股份之一般授權，(i)倘屬配發及發行股份以換取現金而言，其數額以不超過該決議案獲通過當日本公司已發行股本面值總額之10%為限；及(ii)倘屬配發及發行股份以換取現金以外之代價而言，則其數額以不超過該決議案獲通過當日本公司已發行股本面值總額之20%，減去任何用以換取現金而配發及發行之股份為限，並將相當於授出上述一般授權後本公司所購回股份面值總額之任何股份，加入授予董事之一般授權範圍內，惟購回數額以購回決議案獲通過當日本公司已發行股本之10%為限。

董事目前並無意依據於股東週年大會上建議授予彼等之授權發行新股份或購回股份。

重選董事

於最後實際可行日期，董事會包括四名集團執行董事：主席兼行政總裁Horst Julius Pudwill先生、董事總經理鍾志平先生，太平紳士、陳建華先生及陳志聰先生；一名非執行董事張定球先生；以及三名獨立非執行董事Joel Arthur Schleicher 先生、Christopher Patrick Langley先生及Manfred Kuhlmann先生。

依據本公司章程細則第103條，陳建華先生、陳志聰先生及Joel Arthur Schleicher先生均須於股東週年大會上退任，惟符合資格並願意，將膺選連任。擬於股東週年大會膺選連任董事之詳情載於本通函附錄二。

修訂本公司章程細則

聯交所已修訂有關企業管治常規守則之上市規則及有關公司章程細則之上市規則附錄3，該等修訂分別於二零零五年一月一日及二零零六年三月一日生效，惟受若干過渡

創科實業有限公司
(於香港註冊成立之有限公司)
(股份代號：669)

集團執行董事：
Horst Julius Pudwill先生
(主席兼行政總裁)
鍾志平先生，太平紳士
(集團董事總經理)
陳建華先生
陳志聰先生

非執行董事：
張定球先生

獨立非執行董事：
Joel Arthur Schleicher先生
Christopher Patrick Langley先生
Manfred Kuhlmann先生

註冊辦事處：
香港
新界
荃灣
青山道388號
中國染廠大廈
24樓

敬啟者：

建議
授出購回股份及
發行新股份之一般授權、
重選董事、
修訂本公司章程細則
及
股東週年大會通告

緒言

本通函旨在向　閣下提供有關建議授出購回及發行新股份之一般授權、重選董事及修訂本公司章程細則之資料。

購回股份之一般授權

於二零零五年五月三十日舉行之本公司股東週年大會上，本公司向董事授出可行使本公司權力購回股份之一般授權。該項授權之有效期將於股東週年大會結束時屆滿。

「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	證券及期貨事務監察委員會刊發之公司收購、合併及股份購回守則
「港元」	指	香港幣值
「%」	指	百分率

釋義

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零六年五月二十二日上午九時三十分假座香港干諾道中3號香港麗嘉酒店3樓海景廳舉行之股東週年大會
「本公司章程細則」	指	本公司之公司章程細則
「聯繫人士」	指	具上市規則賦予該詞彙之涵義
「董事會」	指	本公司之董事會
「營業日」	指	香港銀行辦理一般銀行業務之營業日，星期六除外
「公司條例」	指	香港法例第32章之公司條例
「本公司」	指	創科實業有限公司，於香港註冊成立之有限公司，其股份在聯交所上市
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零六年四月二十五日，即本通函付印前之最後實際可行日期
「上市規則」	指	聯交所不時作出修訂之證券上市規則
「購回決議案」	指	股東週年大會通告第6項決議案所提呈之普通決議案
「證券及期貨條例」	指	香港法例第571章之證券及期貨條例
「股份」	指	本公司股本中每股面值0.10港元之股份

目 錄

頁次

此乃重要通函　謹請立即處理

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有創科實業有限公司（「本公司」）之股份，應立即將本通函連同隨附之代表委任表格送交買主或其他承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

創 科 實 業 有 限 公 司
（於香港註冊成立之有限公司）
（股份代號：669）

建議
授出購回股份及
發行新股份之一般授權、
重選董事、
修訂本公司章程細則
及
股東週年大會通告

本公司謹訂於二零零六年五月二十二日上午九時三十分假座香港干諾道中3號香港麗嘉酒店3樓海景廳舉行股東週年大會（「股東週年大會」），議程包括提呈上述建議以供考慮，大會通告載於本通函第13頁至第17頁。

不論　閣下擬出席股東週年大會與否，務請按照本公司截至二零零五年十二月三十一日止年度年報（該年報連同本通函一併寄出）隨附之代表委任表格上列印之指示填妥該表格，並無論如何最遲須於股東週年大會或其任何續會指定舉行時間四十八小時前，交回本公司之註冊辦事處，地址為香港新界荃灣青山道388號中國染廠大廈24樓。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東週年大會或其任何續會並於會上投票。

二零零六年四月二十八日